
DICK'S
SPORTING GOODS

2007 ANNUAL REPORT

OUR GOAL is to be the number one sports and fitness specialty retailer for all athletes and outdoor enthusiasts, through the relentless improvement of everything we do.

SALES
(DOLLARS IN MILLIONS)



$1,471
$2,109
$2,625
$3,114
$3,888
2003
2004
2005
2006
2007

NET INCOME[1]
(DOLLARS IN MILLIONS)



$50.3
$74.5
$94.5
$81.1
$112.6
$155.0
2003
2004
2005
2005P
2006
2007

OPERATING MARGINS[2]
(PERCENTAGE)



5.8%
6.2%
6.5%
5.6%
6.3%
6.9%
2003
2004
2005
2005P
2006
2007

GROSS PROFIT MARGINS
(PERCENTAGE)



27.7%
27.8%
28.1%
28.8%
29.8%
2003
2004
2005
2006
2007

FINANCIAL HIGHLIGHTS

Fiscal Year	2007	2006	2005
(Dollars in thousands, except per share data)			
Net sales	**$ 3,888,422**	$ 3,114,162	$ 2,624,987
Gross profit	**1,158,063**	896,699	737,640
Gross profit margin	**29.8%**	28.8%	28.1%
Selling, general and administrative expenses	**870,415**	682,625	556,320
Pre-opening expenses	**18,831**	16,364	10,781
Merger integration and store closing costs	**–**	–	37,790
Income from operations	**268,817**	197,710	132,749
Net Income	**155,036**	112,611	72,980
Adjusted Net Income[3]	**$ 155,036**	$ 112,611	$ 81,064
Diluted earnings per common share	**1.33**	1.02	0.68
Adjusted Diluted earnings per common share[3]	**$ 1.33**	$ 1.02	$ 0.75
Diluted weighted average shares outstanding (in thousands)	**116,504**	110,790	107,958
Total stockholders' equity	**$ 888,520**	$ 620,550	$ 414,793
EBITDA	**$ 343,869**	$ 252,639	$ 184,454
Adjusted EBITDA[3]	**$ 343,869**	$ 252,639	$ 197,058
Comparable store net sales increase (Dick's stores)	**2.4%**	6.0%	2.6%
Store count (Dick's stores)	**340**	294	255

Diluted earnings applicable to common stockholders and diluted weighted average shares outstanding are adjusted for the two-for-one stock split, in the form of a stock dividend, which became effective October 19, 2007.

[1] Results exclude merger integration and store closing costs, gain on sale of investment, and loss on write-down of non-cash investment

[2] Results exclude merger integration and store closing costs

[3] Results exclude merger integration and store closing costs, gain on sale of investment, and are adjusted for the effect of expensing stock options as if we had applied SFAS 123, "Accounting for Stock-Based Compensation", in 2005

2005P: Proforma results adjusted for stock option expense

Discipline. Execution. Endurance.

Dick's Sporting Goods is the largest and most profitable publicly held full-line sporting goods retailer in the nation, as well as one of the largest chains of our kind in the United States with 340 Dick's stores in 36 states. We have earned our leadership position through the disciplined execution of our strategy: to deliver an extensive selection of authentic sporting goods in a specialty store environment. Our steady commitment to this strategy has enabled us to drive the growth of our business and deliver consistently strong financial and operational performance, clearly demonstrating our Company's endurance in a dynamic market. We move forward with a focus on continuing to capitalize on visible growth opportunities in 2008 and beyond.

OPPORTUNITIES FOR GROWTH

- Continue to increase presence and establish leadership position
- Key regions for growth include: Chicago, Florida, Texas, California
- Approximately 15 percent store growth per year in new and existing markets; potential for at least 800 stores nationwide
- Third distribution center planned for Atlanta, Georgia, expanding total network capacity to 670 stores


CONSISTENT STORE GROWTH
2002 141
2003 163
2004 234
2005 255
2006 294
2007 340


Corporate Headquarters
Distribution Centers
340 Dick's stores

DEAR FELLOW SHAREHOLDERS:

DISCIPLINE:
The practice of consistently acting in a controlled way to produce predictable results.

EXECUTION:
The act or process of completing something successfully; finishing a task.

ENDURANCE:
The ability to persist; stamina; staying power.

There are three core traits that distinguish the performance of good athletes from that of great athletes–namely, discipline, execution and endurance. Athletes who exhibit these traits distinguish themselves by delivering results that are not just exceptional, but consistently exceptional.

At Dick's Sporting Goods, we believe that great companies are much the same as great athletes. In 2007, we demonstrated this by exercising the discipline that has become a trademark for our Company in every area of our business–from how we make financial decisions, to how we merchandise and operate our stores, to how we approach and execute our growth strategy. We also showcased our Company's endurance, once again delivering profitable growth and building our brand within what remains a highly fragmented market.

These achievements enabled us to continue our pattern of consistently delivering exceptional financial and operational performance. In the process, they reinforced Dick's Sporting Goods as a leader in our industry and positioned us to continue to excel.

Financial Discipline

In 2007, our sales rose 25 percent to $3.9 billion, driven by a 2.4 percent comparable store sales gain at Dick's stores, a productive new store opening program, and the addition of Golf Galaxy. We delivered increases in all of our key metrics, including our gross, operating, EBITDA and net income margins, yielding a 30 percent increase in earnings per share.

I'm pleased to note that our 2007 performance enabled us once more to meet or exceed all three of our long-term financial goals: on an annual basis to grow our store base by approximately 15 percent, improve our operating margin by approximately 30 basis points, and increase our earnings by approximately 20 percent. We also maintained the strength of our balance sheet, ending 2007 with no borrowings on our revolving credit facility for the third consecutive year, an accomplishment that was even more



2007 MANAGEMENT TEAM (LEFT TO RIGHT)

Timothy E. Kullman
Executive Vice President, Finance, Administration & Chief Financial Officer

Kathy Sutter
Senior Vice President–Human Resources

Lee Belitsky
Senior Vice President–Distribution & Transportation

Matthew J. Lynch
Senior Vice President & Chief Information Officer

Joseph H. Schmidt
Executive Vice President–Operations

William J. Colombo
President & Chief Operating Officer

Edward W. Stack
Chairman & Chief Executive Officer

Jeffrey R. Hennion
Executive Vice President & Chief Marketing Officer

Douglas Walrod
Senior Vice President–Real Estate and Development

Gwen Manto
Executive Vice President & Chief Merchandising Officer

noteworthy given the fact that we made two acquisitions. We also set the stage for continued growth by expanding our credit facility. Lastly, our Board of Directors approved a two-for-one stock split in the form of a stock dividend of Dick's Sporting Goods common shares.

Strong Execution Skills

Dick's Sporting Goods is one of the largest chains of our kind in the United States with 340 Dick's stores, most of which are located in the eastern half of the United States. We've earned this leadership status through the steady execution of our growth strategy, which emphasizes organic growth, complemented by strategic acquisitions.

In 2007, we executed our largest organic store development program to date. We opened 46 new Dick's Sporting Goods stores, introducing us to more than 15 new regions, including two new states, while increasing our presence in several important existing regions, including Florida and Texas. The productivity of our new stores remains strong, underscoring our ability to execute this important facet of our growth plan. We also acquired a leading specialty golf retailer, Golf Galaxy, giving us a second format through which to increase our presence in the highly fragmented golf industry. We have already made strides in leveraging this acquisition, adding 16 new Golf Galaxy stores to our network, helping to reinforce Dick's as the largest specialty golf retailer in the nation.

We further fueled our growth by acquiring Chick's Sporting Goods, a specialty sporting goods retailer with 15 stores in Southern California. Much like Dick's Sporting Goods, Chick's serves its customers by featuring products from authentic manufacturers and providing excellent customer service. Through this acquisition,

Dick's gained an immediate presence in California, which we plan to build on in the coming years. We anticipate that this acquisition will be marginally accretive in fiscal 2008.

The sporting goods industry is highly fragmented, affording Dick's continued opportunity to grow by executing our strategy and leveraging our brand. We believe that we can extend our reach across the nation, increasing the total size of our store network to 800 or more Dick's stores over time. To support our growth, we are planning to open a third distribution center. Slated for completion in 2008, the addition of this new facility in Atlanta, Georgia will provide Dick's with the capability to service a total of 670 stores.

STOCK PRICE PERFORMANCE

October 16, 2002 IPO through Fiscal 2007

DKS LISTED NYSE


$40
$30
$20
$10
$0
IPO
2003
2004
2005
2006
2007

A Winning Strategy

Our strategy is to meet the equipment and apparel needs of core athletes and outdoor enthusiasts across a vast range of sports and athletic pursuits in every season of the year. We achieve this through our store-within-a-store concept, which unites several different sports specialty stores under one roof. This concept enables us to provide customers with a winning combination–all of the advantages of a specialty store environment, along with the one-stop convenience and exceptional purchasing power of a best-in-class specialty retailer.

Each of our store-within-a-store shops provides athletes and outdoor enthusiasts with the products and services they expect from a specialty sporting goods retailer: authentic merchandise, including technologically advanced new gear; value-added services to enable them to test equipment before buying and ensure their

Strong Consistent Financial Performance

Established Leadership Position in the Industry

gear suits their individual needs; knowledgeable sales associates, many of whom are also sports enthusiasts; and access to a wide assortment of products, including exclusive items from the industry's leading brands and our own private-label merchandise. We further enhance the shopping experience by featuring a "good-better-best" selection in many product categories, ensuring that athletes from beginners to enthusiasts can navigate our merchandise assortment and get what they need. We reach out to our customers through a variety of marketing initiatives, including national TV campaigns, direct marketing and Sunday circular programs, all of which reinforce Dick's as the destination for sporting goods.

Dick's Sporting Goods understands the importance of being involved with the communities in which we operate. In 2007, we continued our Community Youth Sports Equipment Kit Program, working with local teams and organizations, impacting more than one million children throughout the year. We also became a corporate partner for Thanks and Giving, a fund-raising program of St. Jude Children's Research Hospital, and helped to launch the LIVESTRONG collection of apparel and footwear, created by Nike to benefit the Lance Armstrong Foundation.

Endurance

Our 2007 results reflect the strength of our business model, the skill and flexibility of our management team, and the dedication of our employees. I believe that our employees are the finest in our industry, and I'd like to thank each of them for their contributions to our Company's success.

Over the years, Dick's has consistently led our industry, delivering strong performance and clearly proving that we have what it takes to endure–and excel–in our marketplace. As we move ahead, we plan to capitalize on this momentum to execute our strategy, and to seize additional growth opportunities that will enable us to continue to distinguish ourselves within our industry.



Edward W. Stack
Chairman and Chief Executive Officer

Capitalizing on Visible Growth Opportunities

Executing a Winning Game Plan

2007 HIGHLIGHTS

Performance

- **Delivered improved gross, operating, EBITDA and net income margins**
- **Increased comparable store sales at Dick's stores by 2.4 percent,** marking our eighth consecutive year of posting a gain of 2 percent or greater in this metric
- **Strengthened our merchandise margin** by leveraging our growing purchasing power; improving inventory management and minimizing markdowns; and continuing to develop our private-label and private brand programs
- **Ended 2007 with no outstanding borrowings on our revolving credit facility** for the third consecutive year
- **Expanded our credit facility,** providing borrowing capacity of up to $450 million
- **Closed the year as the nation's largest full-line sporting goods retailer** with $3.9 billion in sales, as well as the most profitable publicly held full-line sporting goods retailer in the nation

Growth

- **Opened 46 new Dick's Sporting Goods stores** that positioned us in more than 15 new regions, including two new states, and increased our presence in several key areas, such as Florida and Texas
- **Leveraged our acquisition of Golf Galaxy,** a leading specialty golf retailer with 2006 sales of $275 million, by opening 16 new Golf Galaxy stores and ending the year with 79 Golf Galaxy stores in 29 states
- **Acquired Chick's Sporting Goods,** a specialty sporting goods chain with 15 stores in Southern California that average 50,000 square feet, and generated more than $120 million in total sales for the fiscal year ended June 30, 2007
- **Announced plans to open a third distribution center,** located in Atlanta, Georgia, which will increase our total network capacity, enabling us to service up to 670 stores

Corporate Responsibility

Dick's Sporting Goods is committed to the communities in which we operate. We donate sports equipment to youth organizations across the nation through our community youth sports program, which impacted more than one million children during the year. Also in 2007, we helped launch the LIVESTRONG collection of apparel and footwear, created by Nike to benefit the Lance Armstrong Foundation. In addition, we participated in Thanks and Giving, a fund-raising effort organized by St. Jude Children's Research Hospital, becoming one of this important program's corporate partners.

LIVESTRONG

We never stop looking for cures.
St. Jude Children's Research Hospital
ALSAC • Danny Thomas, Founder
Thanks and Giving
For any child. Ever.

Augmenting Organic Growth with Acquisitions

Golf Galaxy

In February 2007, we acquired Golf Galaxy, a leader in the specialty golf industry, for $226 million in cash. Through this transaction, we acquired a new format to drive our growth in the highly fragmented golf industry. We gained 65 stores, helping make Dick's the largest specialty golf retailer in the nation. In 2007, we paid off the purchase price for this acquisition and expanded Golf Galaxy's presence, opening 16 new locations.



GOLF GALAXY
GOLF GALAXY



79 stores in 29 states

(year end 2007)

Golf Galaxy Stores



Los Angeles
California

Chick's Sporting Goods

In November 2007, we acquired Chick's Sporting Goods, a specialty sporting goods retailer, for $40 million in cash and assumption of $27 million in debt. This acquisition brought us 15 stores in Southern California, providing an immediate presence in this region. Chick's complements our existing business by serving core athletes and outdoor enthusiasts with authentic merchandise and excellent customer service. We expect this acquisition to be marginally accretive in fiscal 2008, and we are developing plans to expand in California.


GOODS DICK'S
APPLY TODAY!
DICK'

UNIQUE SHOPPING EXPERIENCE

At Dick's Sporting Goods, our goal is clear: to fulfill the specialty sporting goods needs of our customers–from core athletes and outdoor enthusiasts, beginners to experts–all in one convenient stop. We achieve this by employing a store-within-a-store concept that combines the best elements of a sports specialty store with the one-stop convenience, access to new and exclusive products and exceptional purchasing power of a best-in-class retail chain. Our locations feature several individual sports specialty stores–the Golf Pro Shop, the Lodge, the Fitness Center, Team Sports, Footwear and Athletic Apparel–which stock authentic merchandise, provide knowledgeable sales assistance, and even offer value-added services, much like stand-alone specialty stores. By uniting them under one roof, Dick's Sporting Goods is the ultimate destination for athletes and outdoor enthusiasts in every sport and in every season of the year.


SPORTING GOODS
APPLY TODAY!

AUTHENTIC MERCHANDISE


THE NORTH FACE
THE NORTH FACE


NikeSportsEssentials


TaylorMade



For sports enthusiasts, each new season brings the start of a new sport and a trip to Dick's to get the high quality equipment, specialized apparel and performance footwear required to train, play and compete. We consistently stock a broad selection of authentic sporting goods for a wide array of sports, and we provide a selection of specialized services that enable our customers to perform their best in every season. Our dedication to being a year 'round sporting goods resource means that our customers can always get what they need to engage in their favorite sports and outdoor activities—underscoring the fact that *Every Season Starts at Dick's.*


Certified
Fitness Trainer


adidas
SOCCER
SOCCER


MENU


UNDER ARMOUR HEADQUARTERS
COTTON IS THE ENEMY.
UA TECH


TaylorMade
TaylorMade
TaylorMade
Callaway
GOLF

GOLF PRO SHOP

Golf technology continues to evolve, prompting serious players to regularly upgrade their equipment to improve their game. As the largest specialty golf retailer in the nation, Dick's is a leader in providing the most advanced golf equipment available. Our assortment of high-quality clubs and balls includes the latest design innovations from the industry's top manufacturers. In addition to equipment, we offer high-quality golf apparel, outerwear and shoes, along with a broad selection of training devices and accessories. We complement our product assortment with a suite of value-added services, ranging from custom fitting, club repair and re-gripping, a trade-in program, and the fulfillment of special orders. Recognizing how vital it is for players to have the right equipment for their individual needs, we employ PGA golf professionals in our stores who offer our customers informed product guidance and help them test potential new purchases on our in-store simulators and putting greens.


Callaway
GOLF

- Dick's is often among the first-to-market with newly released golf merchandise from the industry's leading manufacturers, including Taylor Made, Callaway, Titleist, Foot Joy, Cobra, Cleveland and Nike.
- We deliver an authentic specialty shop experience, broadcasting golf tournaments and educational golf programming.
- Our Maxfli, Walter Hagen and Slazenger brands combine quality materials and unique product designs in an assortment of high-caliber products available exclusively at Dick's and Golf Galaxy.

THE LODGE



THE LODGE

Every season brings a new group of outdoor sports to the forefront, and the Lodge at Dick's carries the products necessary for sportsmen and women of all skill and experience levels to enjoy them. We carry sports equipment, clothing, footwear and outerwear for a range of outdoor pursuits, from hiking and hunting, to fishing, camping and kayaking. True to our heritage as a bait-and-tackle shop, we emphasize authentic merchandise, featuring products from trusted brands like Coleman, The North Face, Shakespeare, and Old Town canoe and kayak. We also uphold our commitment to authenticity by employing knowledgeable sales associates, most of whom are seasoned outdoor enthusiasts who can discuss our products based on their own first-hand experiences.


THE LODGE
ZEBCO

- We complement our assortment of time-tested products by carrying the latest advances in outdoor sports equipment technology, including binoculars, global positioning systems, and high performance apparel.
- We offer an extensive range of exclusive merchandise under the Field & Stream, Quest, and Lodge Outfitters brands.
- We sell hunting and fishing licenses and offer an array of specialty services, like rifle scope mounting, bore sighting, fishing line spooling and arrow cutting, as well as provide on-site archery lanes where customers can test our products.


FITNESS
DICK'S
BOWFLEX
SOLE

FITNESS CENTER

Fitness is a year-'round activity, and Dick's Fitness store is the all-in-one headquarters for fitness beginners through experts. We carry an extensive selection of cardio equipment, including treadmills, ellipticals, and stationary bikes, as well as an assortment of strength training items, ranging from free weights to complete weight lifting systems. We simplify purchases of large equipment by offering home delivery and assembly, extended warranties and financing. We also carry a host of accessories, including pedometers, heart-rate monitors, body-fat scales and training videos, along with specialized performance athletic apparel and footwear. Our product assortment represents the nation's leading fitness brands, including Bowflex and Everlast, and we leverage our strong relationships with top manufacturers like Sole and Horizon to develop merchandise that is exclusive to Dick's. To streamline the shopping process, we offer clearly delineated "good-better-best" choices within each product category, and we use signage that helps our customers to discern the unique features and benefits of each product.


IMAGE
EVERLAST
EVERLAST
SOLE

- Certified on-site fitness trainers provide customers with the qualified advice, training tips and product assistance they need to meet their goals.

- Bold signage makes it easy to navigate our product assortment and helps clarify the features and price distinctions of different products within each category.

- Our dedicated cycle shop features bikes, accessories and riding apparel from top manufacturers like Diamondback, Mongoose, Iron Horse, Schwinn and Dick's own Quest brand, as well as convenient services like assembly, safety inspections, custom fittings, repairs and tune-ups by certified bike technicians.


EVERY SEASON STARTS AT
DICK'S
SPORTING GOODS
DICK'S SPORTING GOODS
GET LIGHT OR GET BEAT
Platinum

FOOTWEAR

Seasoned athletes know that wearing the right footwear can impact their training and performance. Dick's Footwear store is a full-service athletic footwear destination that combines premier brands, high-quality products and an extensive selection of specialty footwear for every sport in every season. Our line-up ranges from cleats for baseball, football, soccer and lacrosse, to performance athletic wear for running, training and basketball. As footwear manufacturers develop new, high-performance products that unite advanced technology with next-generation materials, Dick's is on the cutting edge of offering the latest innovations in athletic footwear from industry leaders like Nike, adidas, New Balance, Asics and Under Armour. Our relationships with these manufacturers allow us to stage exclusive vendor and sport-driven promotions. In 2007, we offered a number of exclusive products, including Under Armour and Nike baseball cleats, the Nike Hurache 2k4 football cleat, and several new products by Asics.


VANS
MEN'S BASKETBALL
WOMEN'S BASKETBALL
TOGETHER WE ARE ONE.

- Our trained footwear associates understand the features and benefits of new products so they can help customers select the best shoes for every sport and skill level.
- We offer exclusive products and styles from the top manufacturers in performance athletic footwear.
- Our selling floors have an authentic in-store track where customers can put potential purchases through their paces.


ADULT GLOVES
YOUTH GLOVES
SLOW PITCH BATS
ADULT BATS

TEAM SPORTS

The team sports shop continues to grow and evolve, attracting players of all ages, many of whom play their favorite sports all year-'round. The Team Sports store at Dick's offers the gear these athletes need to continuously train for and compete in a wide range of team sports, including baseball, softball, soccer, basketball, football, hockey and lacrosse. For each of these activities, we carry an assortment of equipment, apparel, footwear, training devices and accessories from some of the top manufacturers in the industry, including Nike, adidas, Under Armour, Wilson, Mizuno, Easton and Warrior. We draw on our relationships with these manufacturers to develop exclusive products for Dick's Sporting Goods. In addition, we develop authentic, private branded products, such as our exclusive lines of adidas baseball merchandise and Umbro soccer products. We also demonstrate our commitment to the local sports teams that we serve through our Community Youth Sports program, which impacted more than one million children in 2007 through the donation of sports equipment to youth organizations.


EASTON
Mizuno
Wilson
DICK'S
Play Ball
LEFT-HANDED GLOVES
SPECIALTY MITTS
KNOW THE CODE
ARE YOU A COACH?
adidas

- Many of our sales associates are sports enthusiasts who understand the needs of players and can offer our customers valuable insight into selecting the right merchandise.
- We employ clear, color-coded signs, and a "good-better-best" format to help players, coaches and parents make product comparisons and selections.
- Our ScoreCard Program provides customers with special members-only savings and rewards them for their purchases.


NikeSportsEssentials
USA

ATHLETIC APPAREL

Every athletic pursuit puts a unique demand on the athlete engaged in it–from strength and flexibility, to endurance and balance. Today's performance athletic apparel includes garments that combine advanced fabrics and cutting-edge sports technology to enable athletes to meet the demands of their sports, remain comfortable and deliver peak performance. Dick's Athletic Apparel store offers a broad assortment of performance athletic apparel for men, women and children from industry-leading brands such as Under Armour, Nike, adidas, and Reebok. We stock garments tailored for every sport that help athletes to regulate their body temperatures even in extreme cold or heat, to stay dry and to meet the challenges of every season. Our concept shops feature the latest, technologically advanced products from the industry's leading manufacturers.


"THE FUTURE IS OURS"
THE NEW PROTOTYPE
DICK'S Play Ball
COTTON IS THE ENEMY.
UA TECH

- Our dedicated section of Women's athletic apparel features a full line of specialized clothing from leading athletic brands for team sports, fitness and a vast range of athletic pursuits.
- Our athletic apparel helps athletes to play, train and look their best in all weather conditions, all throughout the year.
- In addition to carrying popular products from national brands, we draw on our experience to develop exclusive products that utilize innovative fabrics and technologies.

MOVING AHEAD

Dick's moves ahead with confidence. We have a powerful brand that resonates with consumers across the nation as a symbol of authentic sporting goods merchandise. We have established relationships with the industry's leading manufacturers. We have a strong balance sheet; time-tested store operation skills; a proven management team; and skilled employees. Moreover, we operate in an industry that offers us excellent opportunities to expand our reach, both by increasing our presence in established regions and by entering new ones.

We are seizing these opportunities by working to grow our store network by approximately 15 percent each year. We remain committed to seeking growth opportunities that yield meaningful, long-term results. With this in mind, we are focused on maintaining our tradition of excellence in execution and driving profitability. We believe these measures will enable us to continue to achieve our long-term financial targets of expanding our operating margin by approximately 30 basis points and growing our earnings by approximately 20 percent each year. We also expect that our success will position us to continue to reinforce Dick's as the leading specialty sporting goods destination.

CREATING THE CAPACITY TO GROW

2004

Moved into a new headquarters location, centralizing all corporate office functions under one roof

Implemented new merchandise and allocation systems

Expanded Smithton, Pennsylvania distribution center, creating the ability to support 230 stores

2005

Introduced the Manhattan transportation and warehouse management system, a highly scaleable supply chain platform geared to drive productivity and improve supply chain response times:

- Implemented the transportation management segment centrally
- Implemented the warehouse management segment in our Plainfield, Indiana distribution center

Applied new reporting processes to provide our merchandising organization with more detailed and timely data

2006

Completed the expansion of our distribution center in Plainfield, Indiana, increasing our total network capacity to service 460 stores

Launched a redesigned website that delivers enhanced features and an improved customer experience

2007

Acquired Golf Galaxy, a specialty golf leader, now operating 79 stores in 29 states

Acquired Chick's Sporting Goods, a specialty sporting goods chain with 15 stores in Southern California

Announced plans for a third distribution center in Atlanta, Georgia, which will increase our total network capacity, enabling us to service 670 stores


DICK'S
SPORTING GOODS
Corporate Headquarters

2007 FINANCIAL REPORT

FIVE-YEAR FINANCIAL SUMMARY

Fiscal Year	2007[1]	2006[1]	2005	2004	2003
(Dollars in thousands, except per share and sales per square foot data)					
Statement of Income Data:					
Net sales	$ 3,888,422	$ 3,114,162	$ 2,624,987	$ 2,109,399	$ 1,470,845
Cost of goods sold[2]	2,730,359	2,217,463	1,887,347	1,522,873	1,062,820
Gross profit	1,158,063	896,699	737,640	586,526	408,025
Selling, general and administrative expenses	870,415	682,625	556,320	443,776	314,885
Merger integration and store closing costs	–	–	37,790	20,336	–
Pre-opening expenses	18,831	16,364	10,781	11,545	7,499
Income from operations	268,817	197,710	132,749	110,869	85,641
Gain on sale of non-cash investment[3]	–	–	(1,844)	(10,981)	(3,536)
Interest expense, net	11,290	10,025	12,959	8,009	1,831
Other income	–	–	–	(1,000)	–
Income before income taxes	257,527	187,685	121,634	114,841	87,346
Provision for income taxes	102,491	75,074	48,654	45,936	34,938
Net income	**$ 155,036**	**$ 112,611**	**$ 72,980**	**$ 68,905**	**$ 52,408**
Earnings per Common Share[4]:					
Net income per common share – Basic	$ 1.42	$ 1.10	$ 0.73	$ 0.72	$ 0.59
Net income per common share – Diluted	$ 1.33	$ 1.02	$ 0.68	$ 0.65	$ 0.52
Weighted average number of common shares outstanding (in thousands):					
Basic	109,383	102,512	99,584	95,956	89,548
Diluted	116,504	110,790	107,958	105,842	100,560
Store Data:					
Comparable store net sales increase[5]	2.4%	6.0%	2.6%	2.6%	2.1%
Number of stores at end of period[6]	434	294	255	234	163
Total square feet at end of period[6]	21,084,292	16,724,171	14,650,459	13,514,869	7,919,138
Net sales per square foot[7]	$ 196	$ 197	$ 188	$ 195	$ 193
Other Data:					
Gross profit margin	29.8%	28.8%	28.1%	27.8%	27.7%
Selling, general and administrative percentage of net sales	22.4%	21.9%	21.2%	21.0%	21.4%
Operating margin	6.9%	6.3%	5.1%	5.3%	5.8%
Inventory turnover[8]	3.22x	3.34x	3.42x	3.56x	3.69x
Depreciation and amortization	$ 75,052	$ 54,929	$ 49,861	$ 37,621	$ 17,554
Balance Sheet Data:					
Inventories	$ 887,364	$ 641,464	$ 535,698	$ 457,618	$ 254,360
Working capital[9]	$ 307,746	$ 304,796	$ 142,748	$ 128,388	$ 136,679
Total assets	$ 2,035,635	$ 1,524,265	$ 1,187,789	$ 1,085,048	$ 543,360
Total debt including capital lease obligations	$ 181,435	$ 181,017	$ 181,201	$ 258,004	$ 3,916
Retained earnings	$ 468,974	$ 315,453	$ 202,842	$ 129,862	$ 60,957
Total stockholders' equity	$ 888,520	$ 620,550	$ 414,793	$ 313,667	$ 240,894

[1] In the first quarter of fiscal 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("123(R)"), requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected the modified prospective transition method as permitted by SFAS No. 123(R) and, accordingly, financial results for years prior to fiscal 2006 have not been restated. Pre-tax stock-based compensation expense in fiscal 2007 and 2006 was $29.0 million and $24.3 million, respectively.

[2] Cost of goods sold includes the cost of merchandise, occupancy, freight and distribution costs, and shrink expense.

[3] Gain on sale of investment resulted from the sale of a portion of the Company's non-cash investment in its third-party Internet commerce service provider for Dick's. We converted to an equity ownership in that provider in lieu of royalties until Internet sales reached a predefined amount that resulted in this non-cash investment.

[4] Earnings per share data gives effect to two-for-one stock splits affected in October 2007 and April 2004.

[5] Comparable store sales begin in a store's 14th full month of operations after its grand opening. Comparable store sales are for stores that opened at least 13 months prior to the beginning of the period noted. Stores that were closed or relocated during the applicable period have been excluded from comparable store sales. Each relocated store is returned to the comparable store base after its 14th full month of operations. The Golf Galaxy stores will be included in the full year comparable store base beginning in fiscal 2008.

[6] The store count and square footage amounts include Golf Galaxy and Chick's for fiscal 2007.

[7] Calculated using net sales and gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 18% of total store space in our Dick's stores.

[8] Calculated as cost of goods sold divided by the average monthly ending inventories of the last 13 months.

[9] Defined as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Five-Year Financial Summary" and our consolidated financial statements and related notes appearing elsewhere in this report. This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. *See page 36 – "Forward Looking Statements".*

Overview

Dick's is an authentic full-line sporting goods retailer offering a broad assortment of brand-name sporting goods equipment, apparel and footwear in a specialty store environment. On February 13, 2007, the Company acquired Golf Galaxy by means of merger of our wholly owned subsidiary with and into Golf Galaxy. On November 30, 2007, the Company completed its acquisition of Chick's Sporting Goods, Inc. The Consolidated Statements of Income include the results of Golf Galaxy and Chick's for fiscal 2007 from their respective dates of acquisition.

As of February 2, 2008 we operated 340 Dick's stores, 79 Golf Galaxy stores and 15 Chick's stores, with approximately 21.1 million square feet, in 40 states, the majority of which are located throughout the eastern half of the United States. On September 12, 2007, the Company's board of directors approved a two-for-one stock split of the Company's common stock and Class B common stock in the form of a stock dividend. The split was affected by issuing our stockholders of record as of September 28, 2007 one additional share of common stock for every share of common stock held, and one additional share of Class B common stock for every share of Class B common stock held. The applicable share and per-share data for periods prior to fiscal 2007 included herein have been restated to give effect to this stock split.

Executive Summary

The Company reported net income for the year ended February 2, 2008 of $155.0 million or $1.33 per diluted share as compared to net income of $112.6 million and earnings per diluted share of $1.02 in 2006. The increase in earnings was attributable to an increase in sales as a result of a 2.4% increase in comparable store sales, new store sales and an increase in gross profit margins partially offset by an increase in selling, general and administrative expenses as a percentage of sales.

Net sales increased 25% to $3,888 million in 2007 from $3,114 million in 2006. This increase includes a comparable store sales increase of 2.4%, or $66.4 million on a 52 week to 52 week basis. The remaining increase results from the net addition of new Dick's stores in the last five quarters which are not included in the comparable store base and the inclusion of Golf Galaxy and Chick's during fiscal 2007 from their respective acquisition dates, partially offset by the inclusion of a 53rd week of sales in fiscal 2006.

Income from operations increased 36% to $268.8 million in 2007 from $197.7 million in 2006 due primarily to the increase in sales and gross profit margin, partially offset by an increase in selling, general and administrative costs.

As a percentage of net sales, gross profit increased to 29.78% in 2007 from 28.79% in 2006. The gross profit percentage increased primarily due to an increase in the merchandise margin percentage, lower freight and distribution costs as a percentage of sales and lower inventory shrink costs as a percentage of sales.

Selling, general and administrative expenses increased by 46 basis points. The increase as a percentage of sales was due primarily to recording higher payroll and fringe related expenses related to bonus payments made to employees, an increase in net advertising expense and last year including a 53rd week of sales to offset fixed costs included in selling, general and administrative expense.

We ended the year with no borrowings on our line of credit and excess borrowing availability totaled $333.2 million as of February 2, 2008.

Results of Operations

The following table presents for the periods indicated selected items in the Consolidated Statements of Income as a percentage of the Company's net sales, as well as the basis point change in percentage of net sales from the prior year's period:

Fiscal Year	2007[A]	2006[A]	2005[A]	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2006–2007[A]	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2005–2006[A]
Net sales[1]	100.00%	100.00%	100.00%	N/A	N/A
Cost of goods sold, including occupancy and distribution costs[2]	70.22	71.21	71.90	(99)	(69)
Gross profit	29.78	28.79	28.10	99	69
Selling, general and administrative expenses[3]	22.38	21.92	21.19	46	73
Merger integration and store closing costs[4]	–	–	1.44	–	(144)
Pre-opening expenses[5]	0.48	0.53	0.41	(5)	12
Income from operations	6.91	6.35	5.06	56	129
Gain on sale of investment[6]	–	–	(0.07)	–	7
Interest expense, net[7]	0.29	0.32	0.49	(3)	(17)
Income before income taxes	6.62	6.03	4.63	59	140
Provision for income taxes	2.64	2.41	1.85	23	56
Net income	**3.99%**	**3.62%**	**2.78%**	**37**	**84**

[A] Column does not add due to rounding

[1] Revenue from retail sales is recognized at the point of sale, net of sales tax. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenue from gift cards and returned merchandise credits (collectively the "cards"), are deferred and recognized upon the redemption of the cards. These cards have no expiration date. Income from unredeemed cards is recognized in the Consolidated Statements of Income in selling, general and administrative expenses at the point at which redemption becomes remote. The Company performs an evaluation of the aging of the unredeemed cards, based on the elapsed time from the date of original issuance, to determine when redemption is remote. Revenue from layaway sales is recognized upon receipt of final payment from the customer.

[2] Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, distribution and store occupancy costs. Store occupancy costs include rent, common area maintenance charges, real estate and other asset based taxes, store maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses.

[3] Selling, general and administrative expenses include store and field support payroll and fringe benefits, advertising, bank card charges, information systems, marketing, legal, accounting, other store expenses and all expenses associated with operating the Company's corporate headquarters.

[4] Merger integration and store closing costs all pertain to the Galyan's acquisition and include the expense of closing Dick's stores in overlapping markets, advertising the re-branding of Galyan's stores, duplicative administrative costs, recruiting and system conversion costs. Beginning in the third quarter of 2005, the balance of the merger integration and store closing costs, which relate primarily to accretion of discounted cash flows on future lease payments on closed stores, was included in rent expense.

[5] Pre-opening expenses consist primarily of rent, marketing, payroll and recruiting costs incurred prior to a new store opening.

[6] Gain on sale of investment resulted from the sale of a portion of the Company's non-cash investment in its third-party Internet commerce provider.

[7] Interest expense, net, results primarily from interest on our senior convertible notes and Credit Agreement borrowings partially offset by interest income.

Fiscal 2007 (52 weeks) Compared to Fiscal 2006 (53 weeks)

Net Income Net income increased to $155.0 million in 2007 from $112.6 million in 2006. This represented an increase in diluted earnings per share of $0.31, or 30% to $1.33 from $1.02. The increase in earnings was attributable to an increase in net sales and gross profit margin percentage, partially offset by an increase in selling, general and administrative expenses as a percentage of sales.

Net Sales Net sales increased 25% to $3,888 million in 2007 from $3,114 million in 2006. This increase includes a comparable store sales increase of 2.4%, or $66.4 million on a 52 week to 52 week basis. The remaining increase results from the net addition of new Dick's stores in the last five quarters which are not included in the comparable store base and the inclusion of Golf Galaxy and Chick's during fiscal 2007 from their respective acquisition dates, partially offset by the inclusion of a 53rd week of sales in fiscal 2006.

The increase in comparable store sales is mostly attributable to sales increases in higher margin categories including outerwear, outerwear accessories, men's and women's athletic apparel and licensed merchandise, partially offset by lower sales of exercise equipment and kids athletic footwear driven by the Company's decision to exit the Heely's wheeled shoe business in 2007.

Store Count During 2007, we acquired 65 Golf Galaxy stores and 15 Chick's Sporting Goods stores. In addition, we opened 46 Dick's stores and 16 Golf Galaxy stores, relocated one Dick's store, and closed two Golf Galaxy stores, resulting in an ending store count of 434 stores, with approximately 21.1 million square feet, in 40 states.

Income from Operations Income from operations increased 36% to $268.8 million in 2007 from $197.7 million in 2006 due primarily to the increase in sales and gross profit margin, partially offset by an increase in selling, general and administrative costs.

Gross profit increased 29% to $1,158.1 million in 2007 from $896.7 million in 2006. As a percentage of net sales, gross profit increased to 29.78% in 2007 from 28.79% in 2006. The gross profit percentage increased primarily due to improved merchandise margins in the majority of the Company's product categories and lower freight and distributions costs as a percentage of sales (38 basis points) due to cost minimization practices at our distribution centers offset by higher occupancy costs as a percentage of sales (35 basis points) due to the leverage from higher sales in fiscal 2006 due to the 53rd week of sales.

Selling, general and administrative expenses increased to $870.4 million in 2007 from $682.6 million in 2006 due primarily to an increase in store count and continued investment in corporate and store infrastructure.

The 46 basis point increase over last year was due primarily to higher payroll and fringe related expenses related to bonus payments to employees (40 basis points), an increase in net advertising expense (3 basis points), and fiscal 2006 including a 53rd week of sales to offset fixed costs included in selling, general and administrative expense.

Pre-opening expenses increased by $2.4 million to $18.8 million in 2007 from $16.4 million in 2006. Pre-opening expenses were for the opening of 46 new Dick's stores and 16 Golf Galaxy stores, as well as the relocation of one Dick's store in 2007 compared to the opening of 39 new stores and relocation of two stores in 2006. Pre-opening expenses in any year fluctuate depending on the timing and number of store openings and relocations.

Interest Expense, net Interest expense, net, increased by $1.3 million to $11.3 million in 2007 from $10.0 million in 2006 due primarily to costs related to the financing of both the Golf Galaxy and Chick's acquisitions during 2007. The Company ended fiscal 2007 with no outstanding borrowings under its senior secured revolving credit facility.

Fiscal 2006 (53 weeks) Compared to Fiscal 2005 (52 weeks)

Net Income Net income increased to $112.6 million in 2006 from $73.0 million in 2005. This represented an increase in diluted earnings per share of $0.34, or 50% to $1.02 from $0.68. The increase in earnings was attributable to an increase in net sales and gross profit margin percentage, partially offset by an increase in selling, general and administrative expenses as a percentage of sales.

Net Sales Net sales increased 19% to $3,114 million in 2006 from $2,625 million in 2005. This increase resulted primarily from a comparable store sales increase of 6.0%, or $105.9 million on a 52 week to 52 week basis, and $383.1 million from the net addition of new stores in the last five quarters which are not included in the comparable store base and the inclusion of a 53rd week of sales.

The increase in comparable store sales is mostly attributable to sales increases in men's and women's apparel, kids, athletic and casual footwear, licensed merchandise, baseball, hunting, camping and guns, partially offset by lower sales of bikes, boots, snow sports and outerwear accessories.

Store Count During 2006, we opened 39 stores and relocated two stores. As of February 3, 2007 we operated 294 stores, with approximately 16.7 million square feet, in 34 states.

Income from Operations Income from operations increased 49% to $197.7 million in 2006 from $132.7 million in 2005 due primarily to the increase in gross profit, partially offset by an increase in selling, general and administrative costs.

Gross profit increased 22% to $896.7 million in 2006 from $737.6 million in 2005. As a percentage of net sales, gross profit increased to 28.79% in 2006 from 28.10% in 2005. The gross profit percentage increased primarily due to improved merchandise margins in the majority of the Company's product categories, lower freight and distributions costs as a percentage of sales (14 basis points) due to cost minimization practices at our distribution centers and lower occupancy costs as a percentage of sales (14 basis points) due to the leverage from higher sales.

Selling, general and administrative expenses increased to $682.6 million in 2006 from $556.3 million in 2005 due primarily to an increase in store count and continued investment in corporate and store infrastructure.

The 73 basis point increase over fiscal 2005 was due primarily to an increase in net advertising expense (29 basis points), the recording of stock compensation expense in fiscal 2006, due to the Company's adoption of FAS 123R (78 basis points) and higher bonus expense (19 basis points) partially offset by a decrease in store payroll (40 basis points) due to the leverage from higher sales.

Merger integration and store closing costs associated with the purchase of Galyan's of $37.8 million were recognized in 2005. The cost relates primarily to closing Dick's stores in overlapping markets and advertising the re-branding and re-grand opening of the former Galyan's stores.

Pre-opening expenses increased by $5.6 million to $16.4 million in 2006 from $10.8 million in 2005. Pre-opening expenses were for the opening of 39 new stores and relocation of two stores in 2006 compared to the opening of 26 new stores and relocation of four stores in 2005. Pre-opening expenses in any year fluctuate depending on the timing and number of store openings and relocations.

Gain on Sale of Investment Gain on sale of investment was $1.8 million in 2005. The gain resulted from the sale of a portion of the Company's non-cash investment in its third-party Internet commerce provider.

Interest Expense, net Interest expense, net, decreased by $3.0 million to $10.0 million in 2006 from $13.0 million in 2005 due primarily to lower average borrowings on the Company's senior secured revolving credit facility.

Liquidity and Capital Resources

The following discussion has been updated to reflect the effects of the corrections to the Company's fiscal 2006 and 2005 Consolidated Statements of Cash Flows described in Note 2 to the consolidated financial statements.

Our primary capital requirements are for working capital, capital improvements and to support expansion plans, as well as for various investments in store remodeling, store fixtures and ongoing infrastructure improvements.

The change in cash and cash equivalents is as follows:

Fiscal Year Ended	February 2, 2008	February 3, 2007	January 28, 2006
Net cash provided by operating activities	$ 262,834	$ 139,609	$ 168,481
Net cash used in investing activities	(435,296)	(130,486)	(109,870)
Net cash provided by (used in) financing activities	86,693	90,255	(40,933)
Effect of exchange rate changes on cash	134	—	—
Net (decrease) increase in cash and cash equivalents	**$ (85,635)**	**$ 99,378**	**$ 17,678**

Operating Activities

Cash flow from operations is seasonal in our business. Typically, we use cash flow from operations to increase inventory in advance of peak selling seasons, with the pre-Christmas inventory increase being the largest. In the fourth quarter, inventory levels are reduced in connection with Christmas sales and this inventory reduction, combined with proportionately higher net income, typically produces significantly positive cash flow.

Cash provided by operating activities increased by $123.2 million in 2007 to $262.8 million, which consists primarily of higher net income of $42.4 million and an increase in the change in assets and liabilities of $82.6 million primarily due to lower income tax payments made in 2007 compared to 2006.

Changes in Assets and Liabilities The primary factors contributing to the increase in the change in assets and liabilities were the change in income taxes payable and deferred construction allowances, partially offset by an increase in the change in inventory.

The increase in the change in income taxes payable was primarily due to lower income tax payments made during 2007 compared to 2006 due to the timing of estimated tax payments made in fiscal 2007. The Company will make a larger tax payment in fiscal 2008 relating to fiscal 2007 than in previous years. The increase in deferred construction allowances is primarily related to higher tenant allowances associated with our 2007 stores compared to 2006. The increase in the change in inventory was primarily due to higher store count.

The cash flows from operating the Company's stores is a significant source of liquidity, and we expect will continue to be used in fiscal 2008 primarily to purchase inventory, make capital improvements and open new stores.

Investing Activities
Cash used in investing activities increased by $304.8 million, to $435.3 million, primarily reflecting the payment for the purchase of Golf Galaxy of $222.2 million, net of $4.9 million cash acquired, and the payment for purchase of Chick's Sporting Goods of $69.2 million. Gross capital expenditures used $172.4 million and sale-leaseback transactions generated proceeds of $28.4 million.

Purchases of property and equipment were $172.4 million in fiscal 2007, $163.0 million in fiscal 2006 and $149.7 million in fiscal 2005. Capital expenditures in fiscal 2007 relate primarily to the opening of new stores, information systems and administrative and distribution facilities. The Company generated proceeds from the sale and leaseback of property and equipment totaling $28.4 million, $32.5 million and $37.9 million in fiscal 2007, 2006 and 2005, respectively.

During 2007, we opened 46 Dick's stores and 16 Golf Galaxy stores, as well as relocated one Dick's store, compared to opening 39 stores and the relocation of two stores during 2006. Sale-leaseback transactions covering store fixtures, buildings and information technology assets also have the effect of returning to the Company cash previously invested in these assets. There were no building sale-leasebacks during 2007, 2006 and 2005.

Financing Activities
Cash provided by financing activities decreased by $3.6 million to $86.7 million. Financing activities consisted of proceeds from construction allowances received prior to the completion of construction for stores where the Company is deemed the owner during the construction period, transactions in the Company's common stock and the excess tax benefit from stock-based compensation. As stock option grants are exercised, the Company will continue to receive proceeds and a tax deduction; however, the amounts and the timing cannot be predicted.

On July 27, 2007, the Company entered into a Fourth Amendment to its Second Amended and Restated Credit Agreement (the "Credit Agreement") that, among other things, extended the maturity of the Credit Agreement from July 2008 to July 2012, increased the potential Aggregate Revolving Credit Commitment, as defined in the Credit Agreement, from $350 million to a potential commitment of $450 million and reduced certain applicable interest rates and fees charged under the Credit Agreement.

The Company's liquidity and capital needs have generally been met by cash from operating activities, the proceeds from the convertible notes and borrowings under the Credit Agreement, including up to $75 million in the form of letters of credit. Borrowing availability under the Credit Agreement is generally limited to the lesser of 70% of the Company's eligible inventory or 85% of the Company's inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. Interest on outstanding indebtedness under the Credit Agreement currently accrues, at the Company's option, at a rate based on either (i) the prime corporate lending rate or (ii) the LIBOR rate plus 0.75% to 1.50% based on the level of total borrowings during the prior three months. The Credit Agreement's term expires July 27, 2012.

There were no outstanding borrowings under the Credit Agreement as of February 2, 2008 or February 3, 2007. Total remaining borrowing capacity, after subtracting letters of credit as of February 2, 2008 and February 3, 2007 was $333.2 million and $333.5 million, respectively.

The Credit Agreement contains restrictions regarding the Company's and related subsidiaries' ability, among other things, to merge, consolidate or acquire non-subsidiary entities, to incur certain specified types of indebtedness or liens in excess of certain specified amounts, to pay cash dividends or make distributions on the Company's stock, to make certain investments or loans to other parties, or to engage in certain lending, borrowing or other commercial transactions with subsidiaries, affiliates or employees. Under the Credit Agreement, the Company may be obligated to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0 in certain circumstances. The obligations of the Company under the Credit Agreement are secured by interests in substantially all of the Company's personal property excluding store and distribution center equipment and fixtures. As of February 2, 2008, the Company was in compliance with the terms of the Credit Agreement.

Cash requirements in 2008, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new stores, remodeling of existing stores, enhanced information technology and improved distribution infrastructure, including our Atlanta distribution center. Currently, the Company plans to open approximately 46 new Dick's stores, ten new Golf Galaxy stores, and relocate one Dick's store during fiscal 2008. While there can be no assurance that current expectations will be realized, the Company expects capital expenditures, net of deferred construction allowances and proceeds from sale leaseback transactions, to be approximately $145 million in 2008, including Golf Galaxy and Chick's capital expenditure requirements.

The Company believes that cash flows generated from operations and funds available under our Credit Agreement will be sufficient to satisfy our capital requirements through fiscal 2008. Other new business opportunities or store expansion rates substantially in excess of those presently planned may require additional funding.

In February 2004, the Company completed a private offering of $172.5 million issue price of senior unsecured convertible notes due 2024 ("notes"). The notes bear interest at an annual rate of 2.375% of the issue price payable semi-annually on August 18th and February 18th of each year until February 18, 2009. After February 18, 2009, the notes do not pay cash interest, but the initial principal amount of the notes will accrete daily at an original issue discount rate of 2.625% per year, until maturity on February 18, 2024, when a holder will receive $1,000 per note. Subject to the Company's obligations to pay cash for a certain portion of the notes and its right, if it elects, to pay all amounts due under the notes in cash as more fully described below, the notes are convertible into the Company's common stock (upon the occurrence of certain events) at the election of the holder in each of the first 20 fiscal quarters following their issuance when the price per share of the Company's common stock (calculated for a certain period of time) exceeds $23.59 per share. This conversion threshold trigger price permitting the notes to be converted by the holders has been met and the notes are eligible and will remain convertible for so long as they remain outstanding.

Upon conversion of a note, the Company is obligated to pay cash for each $1,000 of face amount of a note equal to the lesser of: (i) the accreted principal amount (the sum of the initial issue price of $676.25 per $1,000 face amount and the accrued original issue discount as of the conversion date (no original issue discount occurs until 2009)), and (ii) the product of (a) the number of shares of the Company's common stock into which the note otherwise would have been converted if no cash payment were made by the Company (i.e. 34.4044 shares per $1,000 face amount), multiplied by (b) the average of the closing per share sale price on the fifteen consecutive trading days commencing on the fourth trading day after the conversion date. In addition, the Company at its election has the ability to pay cash or deliver shares for any "balance shares" due under the notes. The number of "balance shares" is equal to the number of shares of common stock into which a note otherwise would be converted if no cash payment were made by the Company, less the accreted principal amount (the sum of the initial issue price of $676.25 and the accrued original issue discount as of the conversion date of), divided by the average sale price (the average of the closing per share sale price on the fifteen consecutive trading days commencing on the fourth trading day after the conversion date) of a share of common stock. All such calculations are controlled by and governed by the promissory note under which the notes are issued and the indenture, as amended, governing the notes. If the number of balance shares is a positive number, the Company has the option to deliver cash or a combination of cash and shares of common stock for the balance shares by electing for each full balance share for which the Company has chosen to deliver cash to pay cash in an amount equal to the average sale price of a share of common stock.

The notes will mature on February 18, 2024, unless earlier converted or repurchased. The Company may redeem the notes at any time on or after February 18, 2009, at its option, at a redemption price equal to the sum of the issue price, accreted original issue discount and any accrued cash interest, if any.

Concurrently, with the sale of the notes, the Company purchased a bond hedge designed to mitigate the potential dilution to stockholders from the conversion of the notes. Under the five year term of the bond hedge, one of the initial purchasers (the "counterparty") will deliver to the Company upon a conversion of the bonds a number of shares of common stock based on the extent to which the then market price exceeds $19.66 per share. The aggregate number of shares that the Company could be obligated to issue upon conversion of the notes is 8,776,048 shares of common stock. The cost of the purchased bond hedge was partially offset by the sale of warrants to acquire up to 17,551,896 shares of the common stock to the counterparty with whom the Company entered into the bond hedge. The warrants are exercisable by the counterparty in year five at a price of $28.08 per share. The warrants may be settled at the Company's option through a net share settlement or a net cash settlement, either of which would be based on the extent to which the then market price exceeds $28.08 per share. The net effect of the bond hedge and the warrants is to reduce the potential dilution from the conversion of the notes if the Company elects a net share settlement. There would be dilution impact from the conversion of the notes to the extent that the then market price per share of the common stock exceeds $28.08 per share at the time of conversion.

The Company's common stock price has triggered an optional conversion right with respect to the notes. Based on the current price of the Company's common stock, the Company believes that if the notes were currently converted there would not be any dilutive effect on the Company's estimated outstanding number of shares as a result of the notes or the warrants. However, as the convertible notes remain outstanding in the future, depending on the price of the Company's common stock, the notes may have dilutive effect and increase the number of shares of common stock outstanding beyond that which we estimate or may estimate in the future. If the trading price in our common stock exceeds $28.08 per share, we may incur dilution as a result of the notes and/or the warrants and further increases in our common stock price may cause us to have to increase the number of shares outstanding and impact our earnings per share calculation. At this time, we would not anticipate that the outstanding notes will be converted currently and believe that our current estimate of outstanding shares for 2007 adequately addresses any impact of the notes and warrants during 2007. However, the estimate of the number of shares outstanding and the estimates of the dilutive impact of the notes and warrants is based on current circumstances and is forward-looking and only a prediction. We also believe that to the extent the notes convertibility feature remains in-the-money, a holder would elect to convert at some point in the future or at redemption. In addition, because a certain portion of the notes must be paid in cash and we may elect to pay for all amounts due under the notes in cash and we cannot predict the timing of such conversions, the timing of the conversions may impact our future liquidity.

Off-Balance Sheet Arrangements

The Company's off-balance sheet contractual obligations and commercial commitments as of February 2, 2008 relate to operating lease obligations, future minimum guaranteed contractual payments and letters of credit. The Company has excluded these items from the balance sheet in accordance with generally accepted accounting principles.

Contractual Obligations and Other Commercial Commitments

The following table summarizes the Company's material contractual obligations, including both on-and off-balance sheet arrangements in effect at February 2, 2008, and the timing and effect that such commitments are expected to have on the Company's liquidity and capital requirements in future periods:

Payments Due by Period	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
(Dollars in thousands)					
Contractual obligations:					
Senior convertible notes (see Note 9)	$ 255,085	$ —	$ —	$ —	$ 255,085
Capital lease obligations (see Note 9)	7,721	133	435	499	6,654
Other long-term debt (see Note 9)	1,214	117	243	195	659
Interest payments	12,577	4,910	1,568	1,469	4,630
Operating lease obligations (see Note 10)[B]	3,613,641	330,857	687,704	644,473	1,950,607
Unrecognized tax benefits[A]	5,701	5,701	—	—	—
Naming rights and other marketing commitments (see Note 17)	70,491	12,562	15,692	4,513	37,724
Future minimum guaranteed contractual payments (see Note 17)	95,988	8,048	20,246	27,050	40,644
Total contractual obligations	**$ 4,062,418**	**$ 362,328**	**$ 725,888**	**$ 678,199**	**$ 2,296,003**

[A] Excludes $6,134 of accrued liability for unrecognized tax benefits as we can not reasonably estimate the timing of settlement.

[B] Amounts include the direct lease obligations, excluding any taxes, insurance and other related expenses.

The note references above are to the Notes to Consolidated Financial Statements.

The following table summarizes the Company's other commercial commitments, including both on-and off-balance sheet arrangements, in effect at February 2, 2008:

	Total	Less than 1 year
(Dollars in thousands)		
Other commercial commitments:		
Documentary letters of credit	$ 1,173	$ 1,173
Standby letters of credit	15,618	15,618
Total other commercial commitments	**$ 16,791**	**$ 16,791**

The Company expects to fund these commitments primarily with operating cash flows generated in the normal course of business.

OUTLOOK

Full Year 2008 Comparisons to Fiscal 2007

- Based on an estimated 121 million diluted shares outstanding, the Company anticipates reporting consolidated earnings per diluted share of approximately $1.49–1.54. This represents an approximate 12–16% increase over earnings per diluted share for the full year 2007 of $1.33.
- Comparable store sales, which include Dick's Sporting Goods and Golf Galaxy stores, are expected to be approximately flat to an increase of 1%. The Golf Galaxy stores will be included in the comparable store sales calculation beginning in the first quarter of 2008. The comparable store sales calculation excludes the Chick's Sporting Goods stores.
- The Company expects to open approximately 46 new Dick's Sporting Goods stores, ten new Golf Galaxy stores and relocate one Dick's store in 2008.

Newly Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 141R beginning in the first quarter of fiscal 2009. This standard will change our accounting treatment for business combinations on a prospective basis, including the treatment of any income tax adjustments related to past acquisitions.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, SFAS 157 does not require any new fair value measurements. The requirements of SFAS 157 are first effective as of the beginning of our 2008 fiscal year. However, in February 2008 the FASB decided that an entity need not apply this standard to nonrecurring nonfinancial assets and liabilities until the subsequent year. Accordingly, our adoption of SFAS 157 is limited to financial assets and liabilities. We do not believe that the initial adoption of SFAS 157 will have a material impact on our financial statements. However, we are still in the process of evaluating this standard with respect to its effect on nonrecurring nonfinancial assets and liabilities and therefore have not yet determined the impact that it will have on our financial statements upon full adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have a material impact on our financial statements.

Critical Accounting Policies and Use of Estimates

The Company's significant accounting policies are described in Note 1 of the Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. Critical accounting policies are those that the Company believes are both most important to the portrayal of the Company's financial condition and results of operations, and require the Company's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Inventory Valuation The Company values inventory using the lower of weighted average cost or market method. Market price is generally based on the current selling price of the merchandise. The Company regularly reviews inventories to determine if the carrying value of the inventory exceeds market value and the Company records a reserve to reduce the carrying value to its market price, as necessary. Historically, the Company has rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes, such as customer merchandise preference, unseasonable weather patterns, economic conditions or business trends could cause the Company's inventory to be exposed to obsolescence or slow moving merchandise.

Shrink expense is accrued as a percentage of merchandise sales based on historical shrink trends. The Company performs physical inventories at the stores and distribution centers throughout the year. The reserve for shrink represents an estimate for shrink for each of the Company's locations since the last physical inventory date through the reporting date. Estimates by location and in the aggregate are impacted by internal and external factors and may vary significantly from actual results.

Vendor Allowances Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are treated as a reduction of inventory and reduce cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis at the end of the year, the Company confirms earned allowances with vendors to ensure the amounts are recorded in accordance with the terms of the contract.

Business Combinations In accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values and the excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. The determination of fair value involves the use of estimates and assumptions which we believe provides a reasonable basis for determining fair value. Accordingly, we typically engage outside appraisal firms to assist in the fair value determination of inventory, identifiable intangible assets such as tradenames, and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Goodwill and Intangible Assets Goodwill, indefinite-lived and other finite-lived intangible assets are tested for impairment on an annual basis. Additional impairment assessments may be performed on an interim basis if the Company deems it necessary. Our evaluation for impairment requires accounting judgments and financial estimates in determining the fair value of the reporting unit. If these judgments or estimates change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-Lived Assets and Closed Store Reserves The Company reviews long-lived assets whenever events and circumstances indicate that the carrying value of these assets may not be recoverable based on estimated undiscounted future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. In determining future cash flows, significant estimates are made by the Company with respect to future operating results of each store over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Based on an analysis of current and future store performance, management periodically evaluates the need to close underperforming stores. Reserves are established when the Company ceases to use the location for the present value of any remaining operating lease obligations, net of estimated sublease income, as prescribed by SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." If the timing or amount of actual sublease income differs from estimated amounts, this could result in an increase or decrease in the related reserves.

Self-Insurance The Company is self-insured for certain losses related to health, workers' compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors and other actuarial assumptions.

Stock-Based Compensation Beginning in fiscal 2006, the Company accounts for stock-based compensation in accordance with the fair value recognition provisions of SFAS 123R. The Company uses the Black-Scholes option-pricing model which requires the input of assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). Changes in the assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the Consolidated Statements of Income.

Uncertain Tax Positions We account for uncertain tax positions in accordance with FIN 48. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the Consolidated Balance Sheets and Statements of Income.

Forward-Looking Statements

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Annual Report or made by our management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. You can identify these statements as those that may predict, forecast, indicate or imply future results, performance or advancements and by forward-looking words such as *"believe," "anticipate," "expect," "estimate," "predict," "intend," "plan," "project," "will," "will be," "will continue," "will result," "could," "may," "might"* or any variations of such words or other words with similar meanings. Forward-looking statements address, among other things, our expectations, our growth strategies, including our plans to open new stores, our efforts to increase profit margins and return on invested capital, plans to grow our private label business, projections of our future profitability, results of operations, capital expenditures or our financial condition or other "forward-looking" information and includes statements about revenues, earnings, spending, margins, liquidity, store openings and operations, inventory, private label products, our actions, plans or strategies.

The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results for fiscal 2008 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our management: the intense competition in the sporting goods industry and actions by our competitors; the availability of retail store sites on terms acceptable to us; the cost of real estate and other items related to our stores; our inability to manage our growth, open new stores on a timely basis and expand successfully in new and existing markets; changes in consumer demand; changes in general economic and business conditions and in the specialty retail or sporting goods industry in particular including the potential impact of natural disasters or national and international security concerns on us or the retail environment; unauthorized disclosure of sensitive or confidential information; risks relating to product liability claims and the availability of sufficient insurance coverage relating to those claims and risks relating to the regulation of the products we sell, such as hunting rifles and ammunition; our relationships with our suppliers, distributors and manufacturers and their ability to provide us with sufficient quantities of products and risks associated with relying on foreign sources of production; risks relating to problems with or disruption of our current management information systems; any serious disruption at our distribution or return facilities; the seasonality of our business; regional risks because our stores are generally concentrated in the eastern half of the United States; the outcome of litigation or legal actions against us; risks relating to operational and financial restrictions imposed by our Credit Agreement; factors associated with our pursuit of strategic acquisitions and risks and uncertainties associated with assimilating acquired companies; our ability to access adequate capital; the loss of our key executives, especially Edward W. Stack, our Chairman, Chief Executive Officer and President; our ability to meet our labor needs; risks related to the economic impact or the effect on the U.S. retail environment relating to instability and conflict in the Middle East or elsewhere; that we are controlled by our Chief Executive Officer and his relatives, whose interests may differ from our stockholders; our quarterly operating results and comparable store sales may fluctuate substantially; our current anti-takeover provisions could prevent or delay a change-in-control of the Company; our ability to repay or make the cash payments under our senior convertible notes; various risks associated with our exclusive brand offerings; changes in our business strategies and other factors discussed in other reports or filings filed by us with the Securities and Exchange Commission.

In addition, we operate in a highly competitive and rapidly changing environment; therefore, new risk factors can arise, and it is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. We do not assume any obligation and do not intend to update any forward-looking statements except as may be required by the securities laws.

On February 13, 2007, Dick's Sporting Goods, Inc. ("Dick's") acquired Golf Galaxy, Inc. ("Golf Galaxy") which became a wholly owned subsidiary of Dick's by means of a merger of Dick's subsidiary with and into Golf Galaxy. On November 30, 2007, Dick's acquired all of the outstanding stock of Chick's Sporting Goods, Inc. ("Chick's"), which also became a wholly-owned subsidiary of Dick's. Due to these acquisitions, additional risks and uncertainties arise that could affect our financial performance and actual results and could cause actual results for fiscal 2008 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our management. Such risks, which are difficult to predict with a level of certainty and may be greater than expected, include, among others, risk associated with combining businesses and/or with assimilating acquired companies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company's net exposure to interest rate risk will consist primarily of borrowings under the senior secured revolving credit facility. The Company's senior secured revolving credit facility bears interest at rates that are benchmarked either to U.S. short-term floating rate interest rates or one-month LIBOR rates, at the Company's election. There were no borrowings outstanding under the senior secured revolving credit facility as of February 2, 2008 and February 3, 2007. The impact on the Company's annual net income of a hypothetical one percentage point interest rate change on the average outstanding balances under the senior secured revolving credit facility would be approximately $0.9 million based upon fiscal 2007 average borrowings.

Credit Risk

In February 2004, the Company sold $172.5 million issue price of senior unsecured convertible notes due 2024 ("convertible notes"). In conjunction with the issuance of these convertible notes, we also entered into a five-year convertible bond hedge and a five-year separate warrant transaction with one of the initial purchasers ("the counterparty") and/or certain of its affiliates. Subject to the movement in our common stock price, we could be exposed to credit risk arising out of net settlement of the convertible bond hedge and separate warrant transaction in our favor. Based on our review of the possible net settlements and the credit strength of the counterparty and its affiliates, we believe that we do not have a material exposure to credit risk as a result of these share option transactions.

Impact of Inflation

The Company does not believe that operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that operating results will not be adversely affected by inflation in the future.

Tax Matters

Presently, the Company does not believe that there are any tax matters that could materially affect the consolidated financial statements.

Seasonality and Quarterly Results

The Company's business is subject to seasonal fluctuations. Significant portions of the Company's net sales and profits are realized during the fourth quarter of the Company's fiscal year, which is due, in part, to the holiday selling season and, in part, to our sales of cold weather sporting goods and apparel. Any decrease in fiscal fourth quarter sales, whether because of a slow holiday selling season, unseasonable weather conditions, or otherwise, could have a material adverse effect on our business, financial condition and operating results for the entire fiscal year.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Dick's Sporting Goods, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements. The consolidated financial statements were audited by our independent registered public accounting firm. Their report is included herein on page 40.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of February 2, 2008.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's businesses except for Golf Galaxy, Inc. and Chick's Sporting Goods, Inc., acquired on February 13, 2007 and November 30, 2007, respectively. Golf Galaxy, Inc. and Chick's Sporting Goods, Inc. represented approximately 11% of total assets and 9% of total revenues as of and for the period ended February 2, 2008.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting included in this document.

Edward W. Stack
Chairman, Chief Executive
Officer & President

Timothy E. Kullman
Executive Vice President – Finance,
Administration and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Dick's Sporting Goods, Inc.
Pittsburgh, Pennsylvania

We have audited the internal control over financial reporting of Dick's Sporting Goods, Inc. and subsidiaries (the "Company") as of February 2, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Report of Management on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Golf Galaxy, Inc, which was acquired on February 13, 2007, and Chick's Sporting Goods, Inc, which was acquired on November 30, 2007. Golf Galaxy, Inc. and Chick's Sporting Goods, Inc. constitute approximately 11% of total assets and 9% of total revenues as of and for the period ended February 2, 2008. Accordingly, our audit did not include the internal control over financial reporting at Golf Galaxy, Inc and Chick's Sporting Goods, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended February 2, 2008 of the Company and our report dated March 27, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on February 4, 2007.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
March 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Dick's Sporting Goods, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of Dick's Sporting Goods, Inc. and subsidiaries (the "Company") as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dick's Sporting Goods, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 4, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, and on January 29, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
March 27, 2008

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Year Ended	**February 2, 2008**	February 3, 2007	January 28, 2006
(Amounts in thousands, except per share data)			
Net sales	$ 3,888,422	$ 3,114,162	$ 2,624,987
Cost of goods sold, including occupancy and distribution costs	2,730,359	2,217,463	1,887,347
Gross profit	1,158,063	896,699	737,640
Selling, general and administrative expenses	870,415	682,625	556,320
Merger integration and store closing costs	–	–	37,790
Pre-opening expenses	18,831	16,364	10,781
Income from operations	268,817	197,710	132,749
Gain on sale of investment	–	–	(1,844)
Interest expense, net	11,290	10,025	12,959
Income before income taxes	257,527	187,685	121,634
Provision for income taxes	102,491	75,074	48,654
Net income	**$ 155,036**	**$ 112,611**	**$ 72,980**
Earnings per common share:			
Basic	$ 1.42	$ 1.10	$ 0.73
Diluted	$ 1.33	$ 1.02	$ 0.68
Weighted average common shares outstanding:			
Basic	109,383	102,512	99,584
Diluted	116,504	110,790	107,958

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)	February 2, 2008	February 3, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 50,307	$ 135,942
Accounts receivable, net	62,035	39,687
Income tax receivable	–	15,671
Inventories, net	887,364	641,464
Prepaid expenses and other current assets	50,274	37,015
Deferred income taxes	19,714	–
Total current assets	1,069,694	869,779
Property and equipment, net	531,779	433,071
Construction in progress – leased facilities	23,744	13,087
Intangible assets, net	80,038	9,374
Goodwill	304,366	156,628
Other assets:		
Deferred income taxes	6,366	17,440
Investments	3,225	3,008
Other	16,423	21,878
Total other assets	26,014	42,326
Total Assets	**$ 2,035,635**	**$ 1,524,265**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 365,750	$ 286,668
Accrued expenses	228,816	190,365
Deferred revenue and other liabilities	104,549	87,798
Income taxes payable	62,583	–
Current portion of other long-term debt and capital leases	250	152
Total current liabilities	761,948	564,983
Long-term liabilities:		
Senior convertible notes	172,500	172,500
Revolving credit borrowings	–	–
Other long-term debt and capital leases	8,685	8,365
Non-cash obligations for construction in progress – leased facilities	23,744	13,087
Deferred revenue and other liabilities	180,238	144,780
Total long-term liabilities	385,167	338,732
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share, authorized shares 5,000,000; none issued and outstanding	–	–
Common stock, par value $.01 per share, authorized shares 200,000,000; issued and outstanding shares 84,837,642 and 79,382,554, at February 2, 2008 and February 3, 2007, respectively	848	794
Class B common stock, par value, $.01 per share, authorized shares 40,000,000; issued and outstanding shares 26,307,480 and 26,787,680, at February 2, 2008 and February 3, 2007, respectively	263	268
Additional paid-in capital	416,423	302,235
Retained earnings	468,974	315,453
Accumulated other comprehensive income	2,012	1,800
Total stockholders' equity	888,520	620,550
Total Liabilities and Stockholders' Equity	**$ 2,035,635**	**$ 1,524,265**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Fiscal Year Ended	February 2, 2008	February 3, 2007	January 28, 2006
(Dollars in thousands)			
Net income	$ 155,036	$ 112,611	$ 72,980
Other comprehensive income (loss):			
Unrealized gain (loss) on securities available-for-sale, net of tax	78	(123)	1,126
Reclassification adjustment for gains realized in net income due to the sale of available-for-sale securities, net of tax	–	–	(1,199)
Foreign currency translation adjustment, net of tax	134	–	–
Comprehensive income	**$ 155,248**	**$ 112,488**	**$ 72,907**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock			Class B Common Stock		
	Shares		Dollars	Shares		Dollars
(Dollars in thousands)						
BALANCE, January 29, 2005	69,580,716	$	696	28,079,058	$	280
Exchange of Class B common stock for common stock	617,168		6	(617,168)		(6)
Sale of common stock under stock plans	251,978		2	–		–
Exercise of stock options, including tax benefit of $14,678	2,640,802		26	–		–
Tax benefit on convertible note bond hedge	–		–	–		–
Net income	–		–	–		–
Unrealized gain on securities available-for-sale, net of taxes of $606	–		–	–		–
Reclassification adjustment for gains realized in net income due to the sale of securities available-for-sale, net of taxes of $606	–		–	–		–
BALANCE, January 28, 2006	73,090,664	$	730	27,461,890	$	274
Exchange of Class B common stock for common stock	674,210		6	(674,210)		(6)
Sale of common stock under stock plans	245,964		4	–		–
Exercise of stock options	5,371,716		54	–		–
Tax benefit on convertible note bond hedge	–		–	–		–
Net income	–		–	–		–
Stock-based compensation	–		–	–		–
Total tax benefit from exercise of stock options	–		–	–		–
Unrealized loss on securities available-for-sale, net of taxes of $66	–		–	–		–
BALANCE, February 3, 2007	79,382,554	$	794	26,787,680	$	268
Cumulative effect of adoption of FIN 48	–		–	–		–
ADJUSTED BALANCE, February 3, 2007	79,382,554	$	794	26,787,680	$	268
Exchange of Class B common stock for common stock	480,200		5	(480,200)		(5)
Stock options issued for acquisition	–		–	–		–
Sale of common stock under stock plan	204,955		2	–		–
Exercise of stock options	4,769,933		47	–		–
Tax benefit on convertible note bond hedge	–		–	–		–
Net income	–		–	–		–
Stock-based compensation	–		–	–		–
Total tax benefit from exercise of stock options	–		–	–		–
Foreign currency translation adjustment, net of taxes of $87	–		–	–		–
Unrealized gain on securities available-for-sale, net of taxes of $46	–		–	–		–
BALANCE, February 2, 2008	**84,837,642**	**$**	**848**	**26,307,480**	**$**	**263**

See notes to consolidated financial statements.

Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
$ 180,833	$ 129,862	$ 1,996	$ 313,667
—	—	—	—
3,674	—	—	3,676
22,065	—	—	22,091
2,452	—	—	2,452
—	72,980	—	72,980
—	—	1,126	1,126
—	—	(1,199)	(1,199)
$ 209,024	$ 202,842	$ 1,923	$ 414,793
—	—	—	—
3,730	—	—	3,734
22,988	—	—	23,042
2,686	—	—	2,686
—	112,611	—	112,611
24,303	—	—	24,303
39,504	—	—	39,504
—	—	(123)	(123)
$ 302,235	$ 315,453	$ 1,800	$ 620,550
—	(1,515)	—	(1,515)
$ 302,235	$ 313,938	$ 1,800	$ 619,035
—	—	—	—
9,117	—	—	9,117
4,505	—	—	4,507
30,212	—	—	30,259
2,811	—	—	2,811
—	155,036	—	155,036
29,039	—	—	29,039
38,504	—	—	38,504
—	—	134	134
—	—	78	78
$ 416,423	**$ 468,974**	**$ 2,012**	**$ 888,520**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year Ended	February 2, 2008	February 3, 2007	January 28, 2006
(Dollars in thousands)		*See Note 2*	*See Note 2*
Cash flows from operating activities:			
Net income	$ 155,036	$ 112,611	$ 72,980
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	75,052	54,929	49,861
Deferred income taxes	(32,696)	(1,110)	1,559
Stock-based compensation	29,039	24,303	–
Excess tax benefit from stock-based compensation	(34,918)	(36,932)	–
Tax benefit from exercise of stock options	5,396	2,572	14,678
Gain on sale of investment	–	–	(1,844)
Other non-cash items	2,811	2,686	2,452
Changes in assets and liabilities, net of acquired assets and liabilities:			
Accounts receivable	(10,982)	(2,142)	13,331
Inventories	(127,027)	(105,766)	(77,872)
Prepaid expenses and other assets	(4,267)	(29,039)	(2,589)
Accounts payable	12,337	24,444	35,119
Accrued expenses	26,222	42,479	(193)
Income taxes payable / receivable	114,706	4,750	19,144
Deferred construction allowances	22,256	19,264	12,654
Deferred revenue and other liabilities	29,869	26,560	29,201
Net cash provided by operating activities	262,834	139,609	168,481
Cash flows used in investing activities:			
Capital expenditures	(172,366)	(162,995)	(149,659)
Proceeds from sale-leaseback transactions	28,440	32,509	37,867
Payment for the purchase of Golf Galaxy, net of $4,859 cash acquired	(222,170)	–	–
Payment for the purchase of Chick's Sporting Goods	(69,200)	–	–
Proceeds from sale of investment	–	–	1,922
Net cash used in investing activities	(435,296)	(130,486)	(109,870)
Cash flows from financing activities:			
Revolving credit (payments) borrowings, net	–	–	(76,094)
Construction allowance receipts	13,282	17,902	17,201
Payments on long-term debt and capital leases	(1,058)	(184)	(560)
Proceeds from sale of common stock under employee stock purchase plan	4,507	3,734	3,676
Proceeds from exercise of stock options	30,259	23,042	7,413
Excess tax benefit from stock-based compensation	34,918	36,932	–
Increase in bank overdraft	4,785	8,829	7,431
Net cash provided by (used in) financing activities	86,693	90,255	(40,933)
Effect of exchange rate changes on cash and cash equivalents	134	–	–
Net (decrease) increase in cash and cash equivalents	(85,635)	99,378	17,678
Cash and cash equivalents, beginning of period	135,942	36,564	18,886
Cash and cash equivalents, end of period	**$ 50,307**	**$ 135,942**	**$ 36,564**
Supplemental disclosure of cash flow information:			
Construction in progress – leased facilities	$ 10,657	$ 5,749	$ (7,895)
Accrued property and equipment	$ (6,928)	$ 11,475	$ (4,969)
Cash paid during the year for interest	$ 12,314	$ 9,286	$ 12,345
Cash paid during the year for income taxes	$ 17,832	$ 68,483	$ 4,569
Stock options issued for acquisition (net of $1,810 tax benefit upon exercise)	$ 7,307	$ –	$ –

See notes to consolidated financial statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Operations – Dick's Sporting Goods, Inc. (together with its subsidiaries, the "Company") is a specialty retailer selling sporting goods, footwear and apparel through its 434 stores, the majority of which are located throughout the eastern half of the United States. On February 13, 2007, the Company acquired Golf Galaxy, Inc. ("Golf Galaxy") by means of merger of our wholly owned subsidiary with and into Golf Galaxy. On November 30, 2007, the Company acquired all of the outstanding stock of Chick's Sporting Goods, Inc. ("Chick's"). The Consolidated Statements of Income include the operations of Golf Galaxy and Chick's from their dates of acquisition forward for fiscal 2007.

Fiscal Year – The Company's fiscal year ends on the Saturday closest to the end of January. Fiscal years 2007, 2006 and 2005 ended on February 2, 2008, February 3, 2007 and January 28, 2006, respectively. All fiscal years presented include 52 weeks of operations except fiscal 2006, which includes 53 weeks.

Principles of Consolidation – The consolidated financial statements include Dick's Sporting Goods, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and all highly liquid instruments purchased with a maturity of three months or less at the date of purchase. Interest income was $1.6 million, $0.8 million and $0.2 million for fiscal 2007, 2006 and 2005, respectively.

Cash Management – The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at February 2, 2008 and February 3, 2007 include $84.7 million and $76.8 million, respectively, of checks drawn in excess of cash balances not yet presented for payment.

Accounts Receivable – Accounts receivable consists principally of amounts receivable from vendors and landlords. The allowance for doubtful accounts totaled $2.9 million and $2.0 million, as of February 2, 2008 and February 3, 2007, respectively.

Inventories – Inventories are stated at the lower of weighted average cost or market. Inventory cost consists of the direct cost of merchandise including freight. Inventories are net of shrinkage, obsolescence, other valuations and vendor allowances totaling $72.8 million and $52.3 million at February 2, 2008 and February 3, 2007, respectively.

Property and Equipment – Property and equipment are recorded at cost and include capitalized leases. For financial reporting purposes, depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings	40 years
Leasehold improvements	10–25 years
Furniture, fixtures and equipment	3–7 years
Vehicles	5 years

For leasehold improvements and property and equipment under capital lease agreements, depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Depreciation expense was $75.2 million, $54.0 million and $49.3 million for fiscal 2007, 2006 and 2005, respectively.

Renewals and betterments are capitalized and repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets and Costs Associated with Exit Activities – The Company periodically evaluates its long-lived assets to assess whether the carrying values have been impaired, using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus eventual net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value as determined based on quoted market prices or through the use of other valuation techniques.

A liability is recognized for costs associated with location closings, primarily future lease costs (net of estimated sublease income), and is charged to income when the Company ceases to use the location.

Goodwill and Intangible Assets – Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. In accordance with SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," the Company will continue to assess on an annual basis whether goodwill and indefinite-lived intangible assets are impaired, utilizing a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. Finite-lived intangible assets are amortized over their estimated useful economic lives and are reviewed for impairment when factors indicate that an impairment may have occurred. No impairment of goodwill or intangible assets was recorded during fiscal 2007, 2006 or 2005.

Investments – Investments consist of shares of unregistered common stock and is carried at fair value within other assets in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Fair value at the acquisition date was based upon the publicly quoted equity price of GSI Commerce Inc. ("GSI") stock, less a discount resulting from the unregistered character of the stock. This discount was based on an independent appraisal obtained by the Company. Unrealized holding gains and losses on the stock are included in other comprehensive income and are shown as a component of stockholders' equity as of the end of each fiscal year (see Note 15).

Deferred Revenue and Other Liabilities – Deferred revenue and other liabilities is primarily comprised of gift cards, deferred rent, which represents the difference between rent paid and the amounts expensed for operating leases, deferred liabilities related to construction allowances, unamortized capitalized rent during construction that was previously capitalized prior to the adoption of FSP 13-1, amounts deferred relating to the investment in GSI (see Note 15) and advance payments under the terms of building sale-leaseback agreements. Deferred liabilities related to construction allowances and capitalized rent, net of related amortization, was $102.8 million at February 2, 2008 and $90.5 million at February 3, 2007. Deferred revenue related to gift cards at February 2, 2008 and February 3, 2007 was $96.6 million and $72.3 million, respectively. Deferred rent, including deferred pre-opening rent, at February 2, 2008 and February 3, 2007 was $34.9 million and $25.6 million, respectively.

Self-Insurance – The Company is self-insured for certain losses related to health, workers' compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors and other actuarial assumptions.

Pre-opening Expenses – Pre-opening expenses, which consist primarily of rent, marketing, payroll and recruiting costs, are expensed as incurred.

Stock Split – On September 12, 2007, the Company's Board of Directors declared a two-for-one stock split, in the form of a stock dividend, of the Company's common shares for stockholders of record on September 28, 2007. The split became effective on October 19, 2007 by issuing our stockholders of record one additional share of common stock for every share of common stock held, and one additional share of Class B common stock for every share of Class B common stock held. Par value of the stock remains at $.01 per share. Accordingly, an immaterial reclassification was made from additional paid-in capital to common stock for the cumulative number of shares issued as of February 2, 2008. The capital accounts, share data, and earnings per share data in this report give effect to the stock split, applied retroactively, to all periods presented. The applicable share and per-share data for all periods included herein have been restated to give effect to this stock split.

Merger Integration and Store Closing Costs – Merger integration and store closing costs include the expense of closing Dick's stores in connection with the Galyan's acquisition, advertising the re-branding of Galyan's stores, duplicative administrative costs, recruiting and system conversion costs. These costs were $37.8 million for fiscal 2005.

Earnings Per Share – The computation of basic earnings per share is based on the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is based on the weighted average number of shares outstanding plus the incremental shares that would be outstanding assuming the exercise of dilutive stock options and warrants, calculated by applying the treasury stock method.

Stock-Based Compensation – The Company has the availability to grant stock options to purchase common stock under Dick's Sporting Goods, Inc. 2002 Stock Option Plan and the Golf Galaxy, Inc. 2004 Incentive Plan (the "Plans"). The Company also has an employee stock purchase plan ("ESPP") which provides for eligible employees to purchase shares of the Company's common stock.

Prior to the January 29, 2006 adoption of the Financial Accounting Standards Board ("FASB") Statement No. 123(R), "Share-Based Payment" ("SFAS 123R"), the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, because the exercise price of the option was equal to or greater than the market value of the underlying common stock on the date of grant, and any purchase discounts under the Company's ESPP plan were within statutory limits, no compensation expense was recognized by the Company for stock-based compensation. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), stock-based compensation was included as a proforma disclosure in the notes to the consolidated financial statements.

Effective January 29, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Under this transition method, stock-based compensation expense was recognized in the consolidated financial statements for granted, modified, or settled stock options and for expense related to the ESPP, since the related purchase discount exceeded the amount allowed under SFAS 123R for non-compensatory treatment. The provisions of SFAS 123R apply to new stock options and stock options outstanding, but not yet vested, on the effective date of January 29, 2006. Results for prior periods have not been restated, as provided for under the modified-prospective transition method.

Total pre-tax stock-based compensation expense recognized for the year ended February 2, 2008 and February 3, 2007 was $29.0 million and $24.3 million, respectively. Total stock-based compensation expense consisted of stock option expense of $27.5 million and $23.1 million and employee stock purchase plan ("ESPP") expense of $1.5 million and $1.2 million, respectively. The expense was recorded in selling, general and administrative expenses in the Consolidated Statements of Income. The related total tax benefit was $11.0 million and $9.3 million for the year ended February 2, 2008 and February 3, 2007, respectively.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the Consolidated Statements of Cash Flows, in accordance with the provisions of the Emerging Issues Task Force ("EITF") Issue No 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." SFAS 123R requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. This amount is shown as "Excess tax benefit from stock-based compensation" on the Consolidated Statements of Cash Flows.

In November 2005, the FASB issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the alternative transition method provided in FSP 123R-3 for calculating the tax effects of stock-based compensation under SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of stock-based compensation, and for determining the impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123R.

The following table illustrates the effect on the net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (see Note 11):

(Dollars in thousands, except per share data)	2005
Net income, as reported	$ 72,980
Deduct: Stock-based compensation expense, net of tax	(13,484)
Proforma net income	**$ 59,496**
Net income per common share – basic:	
As reported	$ 0.73
Deduct: Stock-based compensation expense, net of tax	(0.14)
Proforma	**$ 0.59**
Net income per common share – diluted:	
As reported	$ 0.68
Deduct: Stock-based compensation expense, net of tax	(0.12)
Proforma	**$ 0.56**

Disclosures for 2007 and 2006 are not presented because the amounts are recognized in the Consolidated Statements of Income.

The fair value of stock-based awards to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan		
Black-Scholes Valuation Assumptions[1]	**2007**	2006	2005	**2007**	2006	2005
Expected life (years)[2]	5.29	5.29	5.29	0.5	0.5	0.5
Expected volatility[3]	36.08–37.39%	37–39%	39–41%	25.66–39.19%	24–32%	27–40%
Weighted average volatility	36.96%	38.79%	40.53%	34.29%	28.44%	35.10%
Risk-free interest rate[4]	3.39–4.94%	4.44–4.97%	3.63–4.44%	3.32–5.02%	5.09–5.31%	3.38–4.40%
Expected dividend yield	–	–	–	–	–	–
Weighted average grant date fair values	$ 11.45	$ 8.34	$ 7.63	$ 6.87	$ 5.12	$ 4.15

[1] This table excludes valuation assumptions related to the assumption of outstanding Golf Galaxy options by Dick's in conjunction with the acquisition of Golf Galaxy on February 13, 2007.

[2] The expected life of the options represents the estimated period of time until exercise and is based on historical experience of the similar awards.

[3] Beginning on the date of adoption of Financial Accounting Standards Board ("FASB") Statement No. 123(R), "Share-Based Payment" ("SFAS 123R"), expected volatility is based on the historical volatility of the Company's common stock since the inception of the Company's shares being publicly traded in October 2002; prior to the date of adoption of SFAS 123R, expected volatility was estimated using the Company's historical volatility and volatility of other publicly-traded retailers.

[4] The risk-free interest rate is based on the implied yield available on U.S. Treasury constant maturity interest rates whose term is consistent with the expected life of the stock options.

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience. See Note 11 for additional details regarding stock-based compensation.

Income Taxes – The Company utilizes the asset and liability method of accounting for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," and provides deferred income taxes for temporary differences between the amounts reported for assets and liabilities for financial statement purposes and for income tax reporting purposes.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"), on February 4, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of February 4, 2007, the Company recorded a decrease to retained earnings of $1.5 million. Also at the date of adoption, the Company had $12.0 million of unrecognized tax benefits, of which approximately $9.1 million would affect our effective tax rate if recognized.

Revenue Recognition – Revenue from retail sales is recognized at the point of sale, net of sales tax. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenue from gift cards and returned merchandise credits (collectively the "cards"), are deferred and recognized upon the redemption of the cards. These cards have no expiration date. Income from unredeemed cards is recognized in the Consolidated Statements of Income in selling, general and administrative expenses at the point at which redemption becomes remote. The Company performs an evaluation of the aging of the unredeemed cards, based on the elapsed time from the date of original issuance, to determine when redemption is remote. Revenue from layaway sales is recognized upon receipt of final payment from the customer.

Cost of Goods Sold – Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, distribution and store occupancy costs. Store occupancy costs include rent, common area maintenance charges, real estate and other asset based taxes, store maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses.

Selling, General and Administrative Expenses – Selling, general and administrative expenses include store and field support payroll and fringe benefits, advertising, bank card charges, information systems, marketing, legal, accounting, other store expenses and all expenses associated with operating the Company's corporate headquarters.

Advertising Costs – Production costs of advertising and the costs to run the advertisements are expensed the first time the advertisement takes place. Advertising expense, net of cooperative advertising was $152.4 million, $122.9 million and $96.1 million for fiscal 2007, 2006 and 2005, respectively.

Vendor Allowances – Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis at the end of the fiscal year, the Company confirms earned allowances with vendors to determine that the amounts are recorded in accordance with the terms of the contract.

Fair Value of Financial Instruments – The Company has financial instruments, which include long-term debt and revolving debt. The carrying amounts of the Company's debt instruments approximate their fair value, estimated using the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Reclassifications – Certain reclassifications have been made to the fiscal 2006 Consolidated Balance Sheet to conform to the fiscal 2007 presentation.

Segment Information – The Company is a specialty retailer that offers a broad range of products in its specialty retail stores primarily in the eastern United States. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer, and method of distribution, the Company's operating segments are aggregated within one reportable segment. The following table sets forth the approximate amount of net sales attributable to hardlines, apparel and footwear for the periods presented:

	Fiscal Year		
Merchandise Category	**2007**	2006	2005
(Dollars in millions)			
Hardlines	$ 2,163	$ 1,768	$ 1,497
Apparel	1,077	811	672
Footwear	648	535	456
Total net sales	**$ 3,888**	**$ 3,114**	**$ 2,625**

Newly Issued Accounting Pronouncements – In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 141R beginning in the first quarter of fiscal 2009. This standard will change our accounting treatment for business combinations on a prospective basis, including the treatment of any income tax adjustments related to past acquisitions.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, SFAS 157 does not require any new fair value measurements. The requirements of SFAS 157 are first effective as of the beginning of our 2008 fiscal year. However, in February 2008 the FASB decided that an entity need not apply this standard to nonrecurring nonfinancial assets and liabilities until the subsequent year. Accordingly, our adoption of SFAS 157 is limited to financial assets and liabilities. We do not believe that the initial adoption of SFAS 157 will have a material impact on our financial statements. However, we are still in the process of evaluating this standard with respect to its effect on nonrecurring nonfinancial assets and liabilities and therefore have not yet determined the impact that it will have on our financial statements upon full adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have a material impact on our financial statements.

2. Correction to Previously Reported Amounts

Certain corrections have been made for the reporting of the Company's cash flows related to the receipt of construction allowances. Our Consolidated Statements of Cash Flows for the fiscal years ended February 3, 2007 and January 28, 2006 have been revised to correct an immaterial error in our accounting for the receipt of construction allowances, which should have been presented as financing activities when such construction allowances related to stores where the Company is considered the owner at the time of receipt, rather than as operating or investing activities, as previously reported. The effect of this correction for the year ended February 3, 2007 was to decrease cash provided by operating activities by $3.0 million, increase cash used in investing activities by $14.9 million and increase cash provided by financing activities by $17.9 million. The effect of this correction for the year ended January 28, 2006 was to increase cash provided by operating activities by $7.1 million, increase cash used in investing activities by $24.3 million and decrease cash used in financing activities by $17.2 million. The correction did not affect the previously reported results of operations of the Company nor did it change the amount of total cash flows for the Company.

	Fiscal 2006			Fiscal 2005		
	As previously reported	Correction	As corrected	As previously reported	Correction	As corrected
(In thousands)						
Net cash provided by operating activities	$ 142,568	$ (2,959)	$ 139,609	$ 161,427	$ 7,054	$ 168,481
Net cash used in investing activities	(115,543)	(14,943)	(130,486)	(85,615)	(24,255)	(109,870)
Net cash provided by (used in) financing activities	$ 72,353	$ 17,902	$ 90,255	$ (58,134)	$ 17,201	$ (40,933)

Construction Allowances – The Company conducts a substantial portion of its business in leased properties. The Company may receive reimbursement from a landlord for some of the cost of the structure, subject to satisfactory fulfillment of applicable lease provisions. These reimbursements may be referred to as tenant allowances, construction allowances, or landlord reimbursements ("construction allowances").

The Company's accounting for construction allowances differs if a store lease is accounted for under the provisions of EITF 97-10, "The Effect of Lessee Involvement in Asset Construction". Some of the Company's leases have a cap on the construction allowance which places the Company at risk for cost overruns and causes the Company to be deemed the owner during the construction period. In cases where the Company is deemed to be the owner during the construction period, a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins, if relevant sale-leaseback accounting criteria are met.

Any gain or loss from the transaction is deferred and amortized as rent expense on a straight-line basis over the base term of the lease. The Company reports the amount of cash received for the construction allowance as "Construction Allowance Receipts" within the financing activities section of its Consolidated Statements of Cash Flows when such allowances are received prior to completion of the sale-leaseback transaction. The Company reports the amount of cash received from construction allowances as "Proceeds from sale leaseback transactions" within the investing activities section of its Consolidated Statements of Cash Flows when such amounts are received after the sale-leaseback accounting criteria have been achieved.

In instances where the Company is not deemed to be the owner during the construction period, reimbursement from a landlord for tenant improvements is classified as an incentive and included in deferred revenue and other liabilities on the consolidated balance sheets. The deferred rent credit is amortized as rent expense on a straight-line basis over the base term of the lease. Landlord reimbursements from these transactions are included in cash flows from operating activities as a change in "Deferred construction allowances".

3. Acquisition

On February 13, 2007, the Company acquired Golf Galaxy, Inc. ("Golf Galaxy"), which became a wholly owned subsidiary of Dick's by means of a merger of Dick's subsidiary with and into Golf Galaxy. The Company paid $227.0 million which was financed using approximately $79 million of cash and cash equivalents and the balance from borrowings under our Second Amended and Restated Credit Agreement, as amended to date (the "Credit Agreement").

The acquisition is being accounted for using the purchase method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," with Dick's as the accounting acquirer. Accordingly, the purchase price has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill and identifiable intangible assets recorded in the acquisition will be tested for impairment as required by SFAS No. 142, "Goodwill and Other Intangible Assets". Based upon the purchase price allocation, the Company has recorded $112.6 million of goodwill as a result of the acquisition. None of the goodwill is deductible for tax purposes. The Company received an independent appraisal for certain assets to determine their fair value. The purchase price allocation is final, except for any potential income tax changes that may arise. The following table summarizes the fair values of the assets acquired and liabilities assumed:

(In thousands)	
Inventory	$ 70,711
Other current assets (including cash)	19,685
Property and equipment, net	47,875
Other long-term assets, excluding goodwill and intangible assets	246
Trade name	65,749
Customer list and other intangibles	5,659
Goodwill	112,614
Accounts payable	(34,000)
Accrued expenses	(14,063)
Other current liabilities	(9,759)
Other long-term liabilities	(30,381)
Fair value of net assets acquired, including intangibles	**$ 234,336**

The customer list will be amortized over 12 years. In addition, the trade name is an indefinite-lived intangible asset, which will not be amortized. The amortization of intangible assets is included in selling, general and administrative expenses.

The following unaudited proforma summary presents information as if Golf Galaxy had been acquired at the beginning of the period presented. The proforma amounts include certain reclassifications to Golf Galaxy's amounts to conform them to the Company's reporting calendar and an increase in pre-tax interest expense of $11.8 million for the year ended February 3, 2007, to reflect the increase in borrowings under the Credit Agreement to finance the acquisition as if it had occurred at the beginning of the period. In addition, the proforma net income excludes $1.4 million of pre-tax merger related expenses. The proforma amounts do not reflect any benefits from economies which might be achieved from combining the operations.

The proforma information does not necessarily reflect the actual results that would have occurred had the companies been combined during the period presented, nor is it necessarily indicative of the future results of operations of the combined companies.

Year Ended	February 3, 2007
(Unaudited, in thousands, except per share amounts)	
Net sales	$ 3,388,837
Net income	$ 111,958
Basic earnings per share	$ 1.09
Diluted earnings per share	$ 1.01

On November 30, 2007, the Company acquired all of the outstanding stock of Chick's Sporting Goods, Inc. for approximately $69.2 million. In addition, Chick's shareholders have the opportunity to earn up to $5 million in additional consideration, upon satisfaction by Chick's of certain specified performance criteria through June 2008.

The acquisition is being accounted for using the purchase method in accordance with SFAS No. 141, Business Combinations. Accordingly, we recorded the net assets at their estimated fair values, and included operating results in our Consolidated Statements of Income from the date of acquisition. We allocated the purchase price on a preliminary basis using information currently available. The Company is in the process of obtaining an independent appraisal for certain assets, including intangibles not yet identified, and refining its internal fair value estimates; therefore, the allocation of the purchase price is preliminary and the final allocation will likely differ. Based on the preliminary purchase price allocation, the Company has recorded $34.4 million of goodwill as a result of the acquisition. None of the goodwill is deductible for tax purposes.

4. Integration Activities and Facility Closures

In connection with the Company's acquisitions, we have incurred restructuring costs associated with the termination of employees, facility consolidations and other costs directly related to the restructuring initiatives implemented. For these specific restructuring costs recognized in conjunction with the cost from the Company's acquisitions, we have accounted for these costs in accordance with EITF 95-3, "Recognition of Liabilities Assumed in Connection with a Purchase Business Combination" and therefore are recognized as liabilities in connection with the acquisition and charged to goodwill. Costs incurred in connection with all other business integration activities have been recognized in the Consolidated Statements of Income.

The following table summarizes the activity in fiscal 2007, 2006 and 2005:

	Associate Severance, Retention and Relocation	Liabilities Established for the Closing of Acquired Locations	Inventory Reserve for Discontinued Merchandise	Total
(In thousands)				
Balance at January 29, 2005	**$ 3,620**	**$ 3,673**	**$ 6,310**	**$ 13,603**
Cash paid (net of sublease receipts)	(3,284)	(4,242)	–	(7,526)
Adjustments to the estimate	(216)	–	–	(216)
Clearance of discontinued Galyan's merchandise	–	–	(6,310)	(6,310)
Balance at January 28, 2006	**$ 120**	**$ (569)**	**$ –**	**$ (449)**
Cash paid (net of sublease receipts)	(120)	(85)	–	(205)
Adjustments to the estimate	–	–	–	–
Clearance of discontinued Galyan's merchandise	–	–	–	–
Balance at February 3, 2007	**$ –**	**$ (654)**	**$ –**	**$ (654)**
Cash paid (net of sublease receipts)	–	121	–	121
Adjustments to the estimate	–	–	–	–
Store closing reserves established in conjuction with the Golf Galaxy acquisition	–	2,059	–	2,059
Balance at February 2, 2008	**$ –**	**$ 1,526**	**$ –**	**$ 1,526**

The $6.3 million of inventory reserve utilized for the clearance of discontinued Galyan's merchandise in fiscal 2005 was recorded as a reduction of cost of sales.

As of February 2, 2008, the Company had a sublease receivable of $3.3 million as our projected sublease cash flows exceed our anticipated rent payments for one of the closed former Galyan's stores.

5. Goodwill and Other Intangible Assets

As of February 2, 2008 and February 3, 2007, the Company had goodwill of $304.4 million and $156.6 million, respectively. During fiscal year 2007, the Company acquired goodwill totaling approximately $147.0 million in connection with the acquisitions of Golf Galaxy and Chick's.

The Company acquired intangible assets totaling approximately $71.4 million during fiscal 2007, consisting primarily of a trade name and customer list resulting from the Company's Golf Galaxy acquisition. As of February 2, 2008 and February 3, 2007, the Company had indefinite-lived and finite-lived intangible assets of $69.9 million and $4.2 million, and $10.1 million and $5.2 million, respectively.

The components of intangible assets were as follows:

	2007		2006	
	Gross Amount	**Accumulated Amortization**	Gross Amount	Accumulated Amortization
(In thousands)				
Trade name	$ 65,749	$ —	$ —	$ —
Trademarks	4,219	—	4,219	—
Customer list	5,153	(429)	—	—
Favorable leases and other	5,849	(503)	5,349	(194)
Total intangible assets	**$ 80,970**	**$ (932)**	**$ 9,568**	**$ (194)**

Amortization expense for these intangible assets was $0.7 million, $0.1 million and $0.1 million for fiscal 2007, 2006 and 2005, respectively. The estimated weighted average economic useful life is 12 years. The annual amortization expense of the finite-lived intangible assets recorded as of February 2, 2008 is expected to be as follows:

Fiscal Years	Estimated Amortization Expense
(In thousands)	
2008	$ 856
2009	913
2010	1,044
2011	1,136
2012	1,161
Thereafter	4,960
Total	**$ 10,070**

6. Store and Corporate Office Closings

At a store's closing or relocation date, estimated lease termination and other costs to close or relocate a store are recorded in cost of goods sold, including occupancy and distribution costs on the Consolidated Statements of Income. The calculation of accrued lease termination and other costs primarily includes future minimum lease payments, maintenance costs and taxes from the date of closure or relocation to the end of the remaining lease term, net of contractual or estimated sublease income. The liability is discounted using a credit-adjusted risk-free rate of interest. The assumptions used in the calculation of the accrued lease termination and other costs are evaluated each quarter.

The following table summarizes the activity of the store closing reserves established due to Dick's store closings as a result of the Galyan's acquisition, relocations, and other store closings:

(In thousands)	2007	2006
Accrued store closing and relocation reserves, beginning of period	$ 19,903	$ 20,181
Expense charged to earnings	2,043	4,328
Cash payments	(6,781)	(4,867)
Interest accretion and other changes in assumptions	6,717	261
Accrued store closing and relocation reserves, end of period	21,882	19,903
Less current portion of accrued store closing and relocation reserves	(7,284)	(6,135)
Long-term portion of accrued store closing and relocation reserves	**$ 14,598**	**$ 13,768**

The current portion of accrued store closing and relocation reserves is recorded in accrued expenses and the long-term portion is recorded in long-term deferred revenue and other liabilities in the Consolidated Balance Sheets.

7. Property and Equipment

Property and equipment are recorded at cost and consist of the following as of the end of the fiscal periods:

(In thousands)	2007	2006
Buildings and land	$ 34,003	$ 31,820
Leasehold improvements	452,723	374,879
Furniture, fixtures and equipment	425,522	330,757
	912,248	737,456
Less: accumulated depreciation and amortization	(380,469)	(304,385)
Net property and equipment	**$ 531,779**	**$ 433,071**

The amounts above include construction in progress of $66.9 million and $34.2 million for fiscal 2007 and 2006, respectively.

8. Accrued Expenses

Accrued expenses consist of the following as of the end of the fiscal periods:

(In thousands)	2007	2006
Accrued payroll, withholdings and benefits	$ 74,495	$ 52,988
Accrued property and equipment	33,200	34,537
Other accrued expenses	121,121	102,840
Total accrued expenses	**$ 228,816**	**$ 190,365**

9. Debt

The Company's outstanding debt at February 2, 2008 and February 3, 2007 was as follows:

(In thousands)	2007	2006
Senior convertible notes	$ 172,500	$ 172,500
Revolving line of credit	—	—
Capital leases	7,721	7,809
Third-party debt	1,214	708
Total debt	181,435	181,017
Less: current portion	(250)	(152)
Total long-term debt	**$ 181,185**	**$ 180,865**

Senior Convertible Notes – In February 2004, the Company completed a private offering of $172.5 million issue price of senior unsecured convertible notes due 2024 ("notes"). The notes bear interest at an annual rate of 2.375% of the issue price payable semi-annually on August 18th and February 18th of each year until February 18, 2009. After February 18, 2009, the notes do not pay cash interest, but the initial principal amount of the notes will accrete daily at an original issue discount rate of 2.625% per year, until maturity on February 18, 2024, when a holder will receive $1,000 per note. Subject to the Company's obligations to pay cash for a certain portion of the notes and its right, if it elects, to pay all amounts due under the notes in cash as more fully described below, the notes are convertible into the Company's common stock (upon the occurrence of certain events) at the election of the holder in each of the first 20 fiscal quarters following their issuance when the price per share of the Company's common stock (calculated for a certain period of time) exceeds $23.59 per share. This conversion threshold trigger price permitting the notes to be converted by the holders has been met and the notes are eligible and will remain convertible for so long as they remain outstanding.

Upon conversion of a note, the Company is obligated to pay cash for each $1,000 of face amount of a note equal to the lesser of: (i) the accreted principal amount (the sum of the initial issue price of $676.25 per $1,000 face amount and the accrued original issue discount as of the conversion date (no original issue discount occurs until 2009)), and (ii) the product of (a) the number of shares of the Company's common stock into which the note otherwise would have been converted if no cash payment were made by the Company (i.e. 34.4044 shares per $1,000 face amount), multiplied by (b) the average of the closing per share sale price on the fifteen consecutive trading days commencing on the fourth trading day after the conversion date. In addition, the Company at its election has the ability to pay cash or deliver shares for any "balance shares" due under the notes. The number of "balance shares" is equal to the number of shares of common stock into which a note otherwise would be converted if no cash payment were made by the Company, less the accreted principal amount (the sum of the initial issue price of $676.25 and the accrued original issue discount as of the conversion date of), divided by the average sale price (the average of the closing per share sale price on the fifteen consecutive trading days commencing on the fourth trading day after the conversion date) of a share of common stock. All such calculations are controlled by and governed by the promissory note under which the notes are issued and the indenture, as amended, governing the notes. If the number of balance shares is a positive number, the Company has the option to deliver cash or a combination of cash and shares of common stock for the balance shares by electing for each full balance share for which the Company has chosen to deliver cash to pay cash in an amount equal to the average sale price of a share of common stock.

The notes will mature on February 18, 2024, unless earlier converted or repurchased. The Company may redeem the notes at any time on or after February 18, 2009, at its option, at a redemption price equal to the sum of the issue price, accreted original issue discount and any accrued cash interest, if any.

Concurrently, with the sale of the notes, the Company purchased a bond hedge designed to mitigate the potential dilution to stockholders from the conversion of the notes. Under the five year term of the bond hedge, one of the initial purchasers (the "counterparty") will deliver to the Company upon a conversion of the bonds a number of shares of common stock based on the extent to which the then market price exceeds $19.66 per share. The aggregate number of shares that the Company could be obligated to issue upon conversion of the notes is 8,776,048 shares of common stock. The cost of the purchased bond hedge was partially offset by the sale of warrants to acquire up to 17,551,896 shares of the common stock to the counterparty with whom the Company entered into the bond hedge. The warrants are exercisable by the counterparty in year five at a price of $28.08 per share. The warrants may be settled at the Company's option through a net share settlement or a net cash settlement, either of which would be based on the extent to which the then market price exceeds $28.08 per share. The net effect of the bond hedge and the warrants is to reduce the potential dilution from the conversion of the notes if the Company elects a net share settlement. There would be dilution impact from the conversion of the notes to the extent that the then market price per share of the common stock exceeds $28.08 per share at the time of conversion.

The Company's common stock price has triggered an optional conversion right with respect to the notes. Based on the current price of the Company's common stock, the Company believes that if the notes were currently converted there would not be any dilutive effect on the Company's estimated outstanding number of shares as a result of the notes or the warrants. However, as the convertible notes remain outstanding in the future, depending on the price of the Company's common stock, the notes may have dilutive effect and increase the number of shares of common stock outstanding beyond that which we estimate or may estimate in the future. As the trading price in our common stock exceeds $28.08 per share, we may incur dilution as a result of the notes and/or the warrants and further increases in our common stock price may cause us to have to increase the number of shares outstanding and impact our earnings per share calculation. At this time, we would not anticipate that the outstanding notes will be converted currently and believe that our current estimate of outstanding shares for 2007 adequately addresses any impact of the notes and warrants during 2007. However, the estimate of the number of shares outstanding and the estimates of the dilutive impact of the notes and warrants is based on current circumstances and is forward-looking and only a prediction. We also believe that to the extent the notes convertibility feature remains in-the-money, a holder would elect to convert at some point in the future or at redemption. In addition, because a certain portion of the notes must be paid in cash and we may elect to pay for all amounts due under the notes in cash and we cannot predict the timing of such conversions, the timing of the conversions may impact our future liquidity.

Revolving Credit Agreement – On July 27, 2007, the Company entered into a Fourth Amendment to its Second Amended and Restated Credit Agreement (the "Credit Agreement") that, among other things, extended the maturity of the Credit Agreement from July 2008 to July 2012, increased the potential Aggregate Revolving Credit Commitment, as defined in the Credit Agreement, from $350 million to a potential commitment of $450 million and reduced certain applicable interest rates and fees charged under the Credit Agreement, including up to $75 million in the form of letters of credit. The Credit Agreement's term was extended to July 27, 2012.

As of February 2, 2008 and February 3, 2007, the Company's total remaining borrowing capacity, after subtracting letters of credit, under the Credit Agreement was $333.2 million and $333.5 million, respectively. Borrowing availability under the Company's Credit Agreement is generally limited to the lesser of 70% of the Company's eligible inventory or 85% of the Company's inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. Interest on outstanding indebtedness under the Credit Agreement is based upon a formula at either (a) the prime corporate lending rate or (b) the London Interbank Offering Rate ("LIBOR"), plus the applicable margin of 0.75% to 1.50% based on the level of total borrowings during the prior three months. Borrowings are collateralized by the assets of the Company, excluding store and distribution center equipment and fixtures that have a net carrying value of $177.2 million as of February 2, 2008.

At February 2, 2008 and February 3, 2007, the prime rate was 6.00% and 8.25%, respectively, and LIBOR was 3.14% and 5.32%, respectively. There were no outstanding borrowings under the Credit Agreement at February 2, 2008 and February 3, 2007.

The Credit Agreement contains restrictive covenants including the maintenance of a certain fixed charge coverage ratio of not less than 1.0 to 1.0 in certain circumstances and prohibits payment of any dividends. As of February 2, 2008, the Company was in compliance with the terms of the Credit Agreement.

The Credit Agreement provides for letters of credit not to exceed the lesser of (a) $75 million, (b) $350 million less the outstanding loan balance and (c) the borrowing base minus the outstanding loan balance. As of February 2, 2008 and February 3, 2007, the Company had outstanding letters of credit totaling $16.8 million and $16.5 million, respectively.

The following table provides information about the Credit Agreement borrowings as of and for the periods:

	2007	2006
(Dollars in thousands)		
Balance, fiscal period end	$ —	$ —
Average interest rate	6.50%	6.57%
Maximum outstanding during the year	$ 210,208	$ 169,981
Average outstanding during the year	$ 94,185	$ 57,138

Other Debt – Other debt, exclusive of capital lease obligations, consists of the following as of the end of the fiscal periods:

	2007	2006
(Dollars in thousands)		
Third-Party:		
Note payable, due in monthly installments of approximately $4, including interest at 4%, through 2020	$ 662	$ 708
Note payable, due in monthly installments of approximately $5, including interest at 11%, through 2018	378	—
Other	174	—
Total other debt	1,214	708
Less current portion:	(117)	(46)
Total Other Long-Term Debt	**$ 1,097**	**$ 662**

Certain of the agreements pertaining to long-term debt contain financial and other restrictive covenants, none of which are more restrictive than those of the Credit Agreement as discussed herein.

Scheduled principal payments on other long-term debt as of February 2, 2008 are as follows:

Fiscal Year		
(In thousands)		
2008	$	117
2009		124
2010		119
2011		107
2012		88
Thereafter		659
	$	**1,214**

Capital Lease Obligations – The Company leases two buildings from the estate of a former stockholder, who is related to current stockholders of the Company, under a capital lease entered into May 1, 1986 which expires in April 2021. In addition, the Company has a capital lease for a store location with a fixed interest rate of 10.6% that matures in 2024. The gross and net carrying values of assets under capital leases are approximately $8.2 million and $3.8 million, respectively, as of February 2, 2008 and $8.2 million and $4.2 million, respectively, as of February 3, 2007.

Scheduled lease payments under capital lease obligations as of February 2, 2008 are as follows:

Fiscal Year		
(In thousands)		
2008	$	905
2009		975
2010		953
2011		953
2012		953
Thereafter		11,204
		15,943
Less: amounts representing interest		(8,222)
Present value of net scheduled lease payments		7,721
Less: amounts due in one year		(133)
	$	**7,588**

10. Operating Leases

The Company leases substantially all of its stores, office facilities, distribution centers and equipment, under noncancelable operating leases that expire at various dates through 2028. Certain of the store lease agreements contain renewal options for additional periods of five-to-ten years and contain certain rent escalation clauses. The lease agreements provide primarily for the payment of minimum annual rentals, costs of utilities, property taxes, maintenance, common areas and insurance, and in some cases contingent rent stated as a percentage of gross sales over certain base amounts. Rent expense under these operating leases was approximately $267.5 million, $205.8 million and $196.3 million for fiscal 2007, 2006 and 2005, respectively. The Company entered into sale-leaseback transactions related to store fixtures, buildings and equipment that resulted in cash receipts of $28.4 million, $32.5 million and $37.9 million for fiscal 2007, 2006 and 2005, respectively.

Scheduled lease payments due (including lease commitments for 52 stores not yet opened at February 2, 2008) under noncancelable operating leases as of February 2, 2008 are as follows:

Fiscal Year	
(In thousands)	
2008	$ 330,857
2009	346,068
2010	341,636
2011	328,490
2012	315,983
Thereafter	1,950,607
	$ 3,613,641

The Company has subleases related to certain of its operating lease agreements. The Company recognized sublease rental income of $1.1 million, $1.2 million and $1.0 million for fiscal 2007, 2006 and 2005, respectively.

11. Stock-Based Compensation and Employee Stock Plans

Stock Option Plans – The Company grants stock options to purchase common stock under the Plans. Stock options generally vest over four years in 25% increments from the date of grant and expire 10 years from date of grant. As of February 2, 2008, there were 12,895,754 shares of common stock available for issuance pursuant to future stock option grants. The stock option activity during the year is presented in the following table:

	Shares Subject to Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 29, 2005	24,208,820	$ 6.24	5.91	$ 259,398
Granted	2,487,888	17.90		
Exercised	(2,640,802)	2.83		
Forfeited / Expired	(777,132)	12.79		
Outstanding, January 28, 2006	23,278,774	$ 7.66	8.72	$ 249,432
Granted	2,756,916	19.61		
Exercised	(5,371,716)	4.30		
Forfeited / Expired	(1,031,146)	14.86		
Outstanding, February 3, 2007	19,632,828	$ 9.88	6.64	$ 324,610
Granted	5,324,866	25.86		
Exercised	(4,769,933)	6.34		
Forfeited / Expired	(911,316)	20.62		
Outstanding, February 2, 2008	**19,276,445**	**$ 14.66**	**6.35**	**$ 352,494**
Exercisable, February 2, 2008	**12,200,666**	**$ 8.97**	**5.35**	**$ 292,385**

The aggregate intrinsic value in the table above is based on the Company's closing stock prices for the last business day of the period indicated. The total intrinsic value for stock options exercised for 2007, 2006 and 2005 was $107.0 million, $106.9 million and $40.2 million, respectively. The total fair value of options vested for 2007, 2006 and 2005 was $38.1 million, $26.2 million and $8.4 million, respectively. The nonvested stock option activity for the year ended February 2, 2008 is presented in the following table:

	Shares	Weighted Average Fair Value
Nonvested, February 3, 2007	8,578,460	$ 6.87
Granted	5,324,866	11.45
Vested	(5,925,811)	6.45
Forfeited	(901,736)	8.98
Nonvested, February 2, 2008	**7,075,779**	**$ 10.40**

As of February 2, 2008, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $57.6 million, which is expected to be recognized over a weighted average period of approximately 2.72 years.

The Company issues new shares of common stock upon exercise of stock options.

Additional information regarding options outstanding as of February 2, 2008, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.54–$1.08	889,989	2.80	$ 0.90	889,989	$ 0.90
$3.00–$7.65	3,650,780	4.69	3.24	3,650,780	3.24
$8.17–$11.44	4,833,318	5.53	10.90	4,773,005	10.91
$12.53–$18.14	3,474,828	6.65	15.44	2,365,276	14.38
$18.95–$28.23	5,901,304	8.12	24.87	521,616	20.37
$29.08–$33.40	526,226	9.53	31.84	–	–
$0.54–$33.40	**19,276,445**	**6.35**	**$ 14.66**	**12,200,666**	**$ 8.97**

Restricted Stock – On February 13, 2007, the Company granted 300,000 shares of restricted stock to certain executives of Golf Galaxy under the Company's 2002 Stock Option Plan. One half of these restricted stock awards vest on the third anniversary of the date of grant, and one-half vest if and to the extent that certain defined performance targets are achieved by the recipient of the restricted stock award upon the third anniversary from the date of grant. The weighted average fair value of these awards is $26.01, which represents the market price of the Company's common stock on the date of grant. As of February 2, 2008 all of the shares of restricted stock were outstanding and total unrecognized stock-based compensation expense related to nonvested shares of restricted stock was approximately $7.8 million, before income taxes, which is expected to be recognized over a weighted average period of approximately 2.03 years.

Employee Stock Purchase Plan – The Company has an employee stock purchase plan, which provides that eligible employees may purchase shares of the Company's common stock. There are two offering periods in a fiscal year, one ending on June 30 and the other on December 31, or as otherwise determined by the Company's compensation committee. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the semi-annual offering period. Employees may purchase shares having a fair market value of up to $25,000 for all purchases ending within the same calendar year. The total number of shares issuable under the plan is 4,620,000. There were 204,955 and 245,964 shares issued under the plan during fiscal 2007 and 2006, respectively, leaving 1,430,835 shares available for future issuance. The fiscal 2007 shares were issued at an average price of $21.99.

Common Stock, Class B Common Stock and Preferred Stock – During fiscal 2004, the Company filed an amendment to its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $0.01 per share from 100,000,000 to 200,000,000 and Class B common stock, par value $0.01 per share from 20,000,000 to 40,000,000. In addition, the Company's corporate charter provides for the authorization of the issuance of up to 5,000,000 shares of preferred stock.

The holders of common stock generally have rights identical to holders of Class B common stock, except that holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. A related party and relatives of the related party hold all of the Class B common stock. These shares can only be held by members of this group and are not publicly tradable. Class B common stock can be converted to common stock at the holder's option.

12. Income Taxes

The components of the provision for income taxes are as follows:

	2007	2006	2005
(In thousands)			
Current:			
Federal	$ 118,305	$ 62,573	$ 41,961
State	16,882	11,247	7,295
	135,187	73,820	49,256
Deferred:			
Federal	(28,983)	631	(928)
State	(3,713)	623	326
	(32,696)	1,254	(602)
Total provision	**$ 102,491**	**$ 75,074**	**$ 48,654**

The provision for income taxes differs from the amounts computed by applying the federal statutory rate as follows for the following periods:

	2007	2006	2005
Federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	3.6%	4.2%	4.6%
Other permanent items	1.2%	0.8%	0.4%
Effective income tax rate	39.8%	**40.0%**	**40.0%**

Components of deferred tax assets (liabilities) consist of the following as of the fiscal periods ended:

(In thousands)	2007	2006
Store closing expense	$ 10,605	$ 7,772
Stock based compensation	15,760	7,455
Employee benefits	6,527	8,273
Other accrued expenses not currently deductible for tax purposes	2,252	–
Deferred rent	16,117	10,732
Insurance	2,753	3,595
Gift cards	5,704	3,997
Deferred revenue currently taxable	4,148	4,716
Non-Income based tax reserves	2,787	1,919
Uncertain income tax positions	3,896	–
Property and equipment	279	–
Net operating loss carryforwards	1,740	2,931
Total deferred tax assets	72,568	51,390
Property and equipment	–	(10,089)
Inventory	(17,525)	(29,911)
Intangibles	(28,963)	(2,192)
Other accrued expenses not currently deductible for tax purposes	–	(503)
Total deferred tax liabilities	(46,488)	(42,695)
Net deferred tax asset	**$ 26,080**	**$ 8,695**

The deferred tax asset from tax loss carryforwards of $1.7 million represents approximately $34.5 million of state net operating loss carryforwards, of which $5.5 million expires in the next ten years. The remaining $29.0 million expires between 2018 and 2026. In 2007, of the $26.1 million net deferred tax asset, $19.7 million is recorded in current assets and $6.4 million is recorded in other long-term assets in the Consolidated Balance Sheets. In 2006, of the $8.7 million net deferred tax asset, $17.4 million is recorded in other long-term assets and $8.7 million is recorded in deferred revenue and other current liabilities in the Consolidated Balance Sheets.

As of February 2, 2008, the total liability for uncertain tax positions, including related interest and penalties, was approximately $11.8 million. The following table represents a reconciliation of the Company's total unrecognized tax benefits balances, excluding interest and penalties for the year ended February 2, 2008:

(In thousands)	2007
Beginning of year	$ 10,342
Increases as a result of tax positions taken in a prior period	1,721
Decreases as a result of tax positions taken in a prior period	(1,527)
Increases as a result of tax positions taken in the current period	1,473
Decreases as a result of settlements during the current period	(2,190)
Reductions as a result of a lapse of statute of limitations during the current period	(104)
End of year	**$ 9,715**

Of the above $9.7 million in unrecognized tax benefits, excluding interest and penalties, $7.8 million would impact our effective tax rate if recognized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense.

As of February 2, 2008, the liability for uncertain tax positions included $2.1 million for the accrual of interest and penalties. During the year ended February 2, 2008, the Company recorded $0.9 million for the accrual of interest and penalties in its Consolidated Statements of Income. The Company has federal, state and local examinations currently ongoing. It is possible that these examinations may be resolved within 12 months. Due to the potential for resolution of these examinations, and the expiration of various statutes of limitation, it is reasonably possible that $5.7 million of the Company's gross unrecognized tax benefits at February 2, 2008 could be recognized within the next 12 months. The Company does not anticipate that changes in its unrecognized tax benefits will have a material impact on the Consolidated Statements of Income during fiscal 2008.

The tax years 2003–2006 remain open to examination by the major taxing jurisdictions to which we are subject.

13. Interest Expense, net

Interest expense, net is comprised of the following:

	2007	2006	2005
(In thousands)			
Interest expense	$ 12,856	$ 10,836	$ 13,196
Interest income	(1,566)	(811)	(237)
Interest expense, net	**$ 11,290**	**$ 10,025**	**$ 12,959**

14. Earnings per Common Share

The computation of basic earnings per share is based on the number of weighted average common shares outstanding during the period. The computation of diluted earnings per share is based upon the weighted average number of shares outstanding plus the incremental shares that would be outstanding assuming exercise of dilutive stock options. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. The aggregate number of shares, totaling 8,776,048, that the Company could be obligated to issue upon conversion of our $172.5 million issue price of senior convertible notes was excluded from the calculations for fiscal 2007, 2006 and 2005. The computations for basic and diluted earnings per share are as follows:

Fiscal Year Ended	2007	2006	2005
(In thousands, except per share data)			
Earnings per common share – Basic:			
Net income	$ 155,036	$ 112,611	$ 72,980
Weighted average common shares outstanding	109,383	102,512	99,584
Earnings per common share	$ 1.42	$ 1.10	$ 0.73
Earnings per common share – Diluted:			
Net income	$ 155,036	$ 112,611	$ 72,980
Weighted average common shares outstanding – Basic	109,383	102,512	99,584
Stock options, restricted stock and warrants	7,121	8,278	8,374
Weighted average common shares outstanding – Diluted	116,504	110,790	107,958
Earnings per common share	$ 1.33	$ 1.02	$ 0.68

Potential dilutive shares are excluded from the computation of earnings per share if their effect is anti-dilutive. Anti-dilutive options totaled 4.5 million and 0.4 million for fiscal 2007 and 2006, respectively. There were no anti-dilutive options in fiscal 2005.

15. Investments

In April 2001, the Company entered into an Internet commerce agreement with GSI. Under the terms of this 10-year agreement, GSI is responsible for all financial and operational aspects of the Internet site, which operates under the domain name "DicksSportingGoods.com," which name has been licensed to GSI by the Company. The Company and GSI entered into a royalty arrangement that permitted the Company, at its election, to purchase an equity ownership in GSI at a price that was less than the GSI market value per share in lieu of royalties until Internet sales reached a predefined amount. The equity ownership consists of unregistered common stock of GSI and warrants to purchase unregistered common stock of GSI (see Note 1). The Company recognized the difference between the fair value of the GSI stock and its cost as deferred revenue to be amortized over the 10-year term of the agreement. Deferred revenue at February 2, 2008 and February 3, 2007 was $1.5 million and $1.9 million, respectively. In total, the number of shares the Company holds represents less than 5% of GSI's outstanding common stock.

During fiscal 2005, the Company realized a pre-tax gain of $1.8 million resulting from the sale of a portion of the Company's investment in GSI.

16. Retirement Savings Plans

The Company's retirement savings plan, established pursuant to Section 401(k) of the Internal Revenue Code, covers regular status full-time hourly and salaried employees as of their date of hire and part-time regular employees once they work 1,000 hours or more in a year and have attained 21 years of age. Under the terms of the retirement savings plan, the Company provides a matching contribution equal to 50% of each participant's contribution up to 10% of the participant's compensation, and may make a discretionary matching contribution. Total expense recorded under the plan was $5.0 million, $3.0 million and $2.6 million for fiscal 2007, 2006 and 2005, respectively.

We have non-qualified deferred compensation plans for highly compensated employees whose contributions are limited under qualified defined contribution plans. Amounts contributed and deferred under the deferred compensation plans are credited or charged with the performance of investment options offered under the plans and elected by the participants. In the event of bankruptcy, the assets of these plans are available to satisfy the claims of general creditors. The liability for compensation deferred under the Company's plans was $1.8 million and $0.4 million at February 2, 2008, and February 3, 2007, respectively, and is included in long-term liabilities. Total expense recorded under these plans was $5.5 million and $0.1 million for fiscal 2007 and 2006, respectively. There was no expense for these plans during fiscal 2005.

17. Commitments and Contingencies

The Company enters into licensing agreements for the exclusive rights to use certain trademarks extending through 2020. Under specific agreements, the Company is obligated to pay an annual guaranteed minimum royalty. The aggregate amount of required payments at February 2, 2008 is as follows:

Fiscal Year		
(In thousands)		
2008	$	8,048
2009		9,456
2010		10,790
2011		12,115
2012		14,935
Thereafter		40,644
	$	**95,988**

In addition, certain agreements require the Company to pay additional royalties if the qualified purchases are in excess of the guaranteed minimum. The Company paid $1.9 million and $0.7 million under agreements requiring minimum guaranteed contractual amounts during fiscal 2007 and 2006, respectively. There were no payments made during fiscal 2005.

The Company also has certain naming rights and other marketing commitments extending through 2026 of $70.5 million. Payments under these commitments are scheduled to be made as follows: 2008, $12.6 million; 2009, $12.9 million; 2010, $2.8 million; 2011, $2.2 million; 2012, $2.3 million; thereafter, $37.7 million.

The Company is involved in legal proceedings incidental to the normal conduct of its business. Although the outcome of any pending legal proceedings cannot be predicted with certainty, management believes that adequate insurance coverage is maintained and that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

18. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information in fiscal years 2007 and 2006 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]
(In thousands, except earnings per share)				
2007				
Net sales[2]	$ 823,553	$ 1,013,421	$ 838,831	$ 1,212,615
Gross profit	244,419	298,660	238,663	376,320
Income from operations[2]	39,291	83,194	21,682	124,650
Net income[2]	21,701	47,930	12,233	73,171
Net earnings per diluted share[2]	$ 0.19	$ 0.41	$ 0.10	$ 0.62
2006				
Net sales[2]	$ 645,498	$ 734,047	$ 708,343	$ 1,026,275
Gross profit	177,665	207,397	191,335	320,302
Income from operations[2]	21,279	45,707	15,609	115,116
Net income[2]	11,418	25,681	7,795	67,718
Net earnings per diluted share[2]	$ 0.10	$ 0.23	$ 0.07	$ 0.60

[1] Fourth quarter of fiscal 2006 represents a 14 week period, as fiscal 2006 includes 53 weeks.

[2] Quarterly results for fiscal 2007 and 2006 do not add to full year results due to rounding.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

This Annual Report to Stockholders contains certain non-GAAP financial information. The adjusted financial information is considered non-GAAP and is not preferable to GAAP financial information; however, the Company believes this information provides additional measures of performance that the Company's management and investors can use to compare core, operating results between reporting periods. The Company has provided reconciliations below for EBITDA, ROIC, net income and earnings per share adjusted for merger integration and store closing costs, the acquisition of Galyan's on July 29, 2004, the gain on sale of investment and stock compensation expense (for fiscal 2005).

EBITDA

EBITDA should not be considered as an alternative to net income or any other generally accepted accounting prinviples measure of performance or liquidity. EBITDA, as the Company has calculated it, may not be comparable to similarly titled measures reported by other companies. EBITDA is a key metric used by the Company that provides a measurement of profitability that eliminates the effect of changes resulting from financian decisions, tax regulations, and capital investments.

EBITDA	2007	2006	2005	2005 Adjusted
(dollars in thousands)				
Net income	$ 155,036	$ 112,611	$ 72,980	$ 94,548
Provision for income taxes	102,491	75,074	48,654	63,032
Interest expense, net	11,290	10,025	12,959	12,959
Depreciation and amortization	75,052	54,929	49,861	48,992
Stock option expense (fiscal 2005)	–	–	–	(22,473)
EBITDA	**$ 343,869**	**$ 252,639**	**$ 184,454**	**$ 197,058**
GAAP EBITDA % increase over GAAP Prior Year	36%	37%		
GAAP EBITDA % increase over Adjusted Prior Year		28%		

EBITDA Fiscal 2005 (Adjusted)[1]	Year Ended January 28, 2006	Add: Merger integration and store closing costs	Less: Gain on sale of investment	Less: Stock option expense	Results adjusted for merger integration, gain on sale of investment and stock option expense
Net income	$ 72,980	$ 22,674	$ 1,106	$ –	$ 94,548
Provision for income taxes	48,654	15,116	738	–	63,032
Interest expense, net	12,959	–	–	–	12,959
Depreciation and amortization	49,861	(869)	–	–	48,992
Stock option expense	–	–	–	22,473	(22,473)
EBITDA	**$ 184,454**	**$ 36,921**	**$ 1,844**	**$ 22,473**	**$ 197,058**

[1] Presents EBITDA adjusted for merger integration and store closing costs, gain on sale of investment and the effect of expensing stock option expense as if we had applied SFAS 123, "Accounting for Stock-Based Compensation" in fiscal 2005.

Return On Invested Capital (ROIC)

(Dollars in thousands)	2007	2006	2005	2004	2003	2002
Net income	$ 155,036	$ 112,611	$ 72,980	$ 68,905	$ 52,408	$ 38,137
Merger integration and store closing costs, after tax	–	–	22,674	12,202	–	–
(Gain) on sale / loss on write-down of non cash investment, after tax	–	–	(1,106)	(6,589)	(2,122)	1,468
Adjusted net income	155,036	112,611	94,548	74,518	50,286	39,605
Net Income for ROIC Calculation	155,036	112,611	94,548	74,518	50,286	39,605
Interest expense, net, after tax	6,797	6,015	7,775	4,805	1,099	1,718
Rent expense, net, after tax	161,045	123,473	117,801	86,369	58,232	50,999
Net Income for ROIC after adjustments (numerator)	$ 322,878	$ 242,099	$ 220,124	$ 165,692	$ 109,617	$ 92,322
Total stockholders' equity	$ 888,520	$ 620,550	$ 414,793	$ 313,667	$ 240,894	$ 138,823
Total debt	181,435	181,017	181,201	258,004	3,916	3,577
Operating leases capitalized at 8x annual rent expense	2,140,138	1,646,311	1,570,680	1,151,587	776,427	679,987
Total debt and operating leases capitalized at 8x annual rent expense	2,321,573	1,827,328	1,751,881	1,409,591	780,343	683,564
Total capital (total stockholders' equity + total debt and operating leases capitalized at 8x annual rent expense)	3,210,093	2,447,878	2,166,674	1,723,258	1,021,237	822,387
Average total capital (denominator)[1]	$ 2,828,985	$ 2,307,276	$ 1,944,966	$ 1,372,247	$ 921,812	$ 770,555
ROIC	**11.4%**	**10.5%**	**11.3%**	**12.1%**	**11.9%**	**12.0%**
ROIC using GAAP amounts[2]	11.4%	10.5%	10.2%	11.7%	12.1%	11.8%

[1] Average total capital is calculated as the sum of the current and prior year ending total capital divided by two.

[2] ROIC using GAAP amounts was derived as the quotient of GAAP Net Income for ROIC not adjusted (numerator) and average total capital not adjusted for the mandatorily redeemable preferred stock (denominator).

The after-tax amounts were calculated using the Company's effective tax rate.

Comparison of Cumulative Total Returns

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), the S&P Specialty Retail Index, and Hibbett Sports (NASDAQ: HIBB) for the periods indicated below. The graph assumes that $100 was invested on October 15, 2002 in the Company's common stock, the S&P 500, the S&P Specialty Retail Index and Hibbett Sports and that all dividends were reinvested.


INDEX
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31-Jan-03
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31-Oct-03
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2-Feb-08
DATE OF CLOSING PRICE
Dick's Sporting Goods (DKS)
Hibbett Sports (HIBB)
S&P Specialty Retail Index
S&P 500

The stock performance graph is not necessarily indicative of future performance.

Corporate Office
300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
724-273-3400

The Dick's Sporting Goods Website
www.dickssportinggoods.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Common Stock
The shares of Dick's Sporting Goods, Inc. common stock are listed and traded on the New York Stock Exchange (NYSE), under the symbol "DKS." The shares of the Company's Class B common stock are neither listed nor traded on any stock exchange or other market.

The number of holders of record of shares of the Company's common stock and Class B common stock as of March 31, 2008 was 216 and 9 respectively.

Quarterly Stock Price Range
Set forth below, for the applicable periods indicated, are the high and low closing sales prices per share of the Company's common stock as reported by the NYSE.

2007 Fiscal Quarter Ended	High	Low
May 5, 2007	$ 29.54	$ 24.67
August 4, 2007	$ 29.53	$ 25.11
November 3, 2007	$ 35.84	$ 26.36
February 2, 2008	$ 32.93	$ 25.74

2006 Fiscal Quarter Ended	High	Low
April 29, 2006	$ 21.13	$ 17.83
July 29, 2006	$ 22.02	$ 17.62
October 28, 2006	$ 24.75	$ 18.13
February 3, 2007	$ 27.90	$ 24.15

Note: The closing prices have been adjusted for the two-for-one stock split in the form of a stock dividend, which became effective October 19, 2007.

Dividend Policy
We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit agreement restricts our ability to pay dividends.

Non-GAAP Financial Measures
For any non-GAAP financial measures used in this report, see pages 67–68 for a presentation of the most directly comparable GAAP financial measure and a quantitative reconciliation to that GAAP financial measure.

Annual Meeting
June 4th at 1:30 p.m.
Hyatt Regency
1111 Airport Boulevard
Pittsburgh, PA

Form 10-K
A Form 10-K is available without charge online at www.dickssportinggoods.com/investors, e-mail at investors@dcsg.com or through www.sec.gov.

It is also available upon request to:

Investor Relations
300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
724-273-3400

Management Certifications
On July 5, 2007, in accordance with Section 3.03A.12(a) of the New York Stock Exchange Listed Company Manual, our Chief Executive Officer submitted a certification to the NYSE stating that he was not aware of any violations by Dick's Sporting Goods, Inc. of the NYSE's Corporate Governance listing standards as of that date.

The certifications required by Section 302 of the Sarbanes-Oxley Act with respect to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008 have been filed with the Securities and Exchange Commission as Exhibits 31.1 and 31.2 thereto.





BOARD OF DIRECTORS

Edward W. Stack
Director since 1984
Chairman & CEO
Dick's Sporting Goods, Inc.

William J. Colombo
Director since 2002
President & Chief Operating Officer (through 2007)
Vice Chairman (beginning 2008)
Dick's Sporting Goods, Inc.

Emanuel Chirico
Director since 2003
Chairman & Chief Executive Officer
Phillips-Van Heusen Corporation

Brian J. Dunn
Director since 2007
President & Chief Operating Officer
Best Buy Co., Inc.

David I. Fuente
Director since 1993
Previous Chairman of the Board
& Chief Executive Officer
Office Depot, Inc.

Walter Rossi
Director since 1993
Previous Chairman of the Retail Group at
Phillips-Van Heusen Corporation &
Chairman & Chief Executive Officer of Mervyn's

Lawrence J. Schorr
Director since 1985
Chief Executive Officer, Boltaron Performance
Products, LLC & Co-Managing Partner
of Levene, Gouldin & Thompson, LLP

Larry D. Stone
Director since 2007
President & Chief Operating Officer
Lowe's Companies, Inc.

2007 CORPORATE OFFICERS

Edward W. Stack
Chairman & Chief Executive Officer

William J. Colombo
President & Chief Operating Officer

Jeffrey R. Hennion
Executive Vice President &
Chief Marketing Officer

Timothy E. Kullman
Executive Vice President, Finance,
Administration & Chief Financial Officer

Gwen Manto
Executive Vice President &
Chief Merchandising Officer

Joseph H. Schmidt
Executive Vice President–
Operations

Lee Belitsky
Senior Vice President–
Distribution & Transportation

Matthew J. Lynch
Senior Vice President &
Chief Information Officer

Kathy Sutter
Senior Vice President–
Human Resources

Douglas Walrod
Senior Vice President–
Real Estate and Development

Design Mizrahi Design Associates, Inc. www.mizrahidesign.com

EVERY SEASON STARTS AT

DICK'S

SPORTING GOODS®

END

DICK'S SPORTING GOODS, INC.

300 Industry Drive RIDC Park West Pittsburgh, PA 15275 www.dickssportinggoods.com